Exhibit 99.2
Date  25 May 2009
PORTOROSA MARINE CORP. and
SURF MARITIME CO.
as joint and several Borrowers
- and -
THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 1
as Lenders
- and -
DEKABANK DEUTSCHE GIROZENTRALE
as Bookrunner and Arranger
- and -
DEKABANK DEUTSCHE GIROZENTRALE
as Agent and Security Trustee

AMENDED AND RESTATED
LOAN AGREEMENT

relating to a facility of up to US$120,000,000 to part-finance the acquisition of two capesize newbuilding dry bulk carriers to be constructed or any other vessels of the same type and size as may be approved by the Lenders
WATSON, FARLEY & WILLIAMS
Piraeus

INDEX

Clause		Page

1	INTERPRETATION	1
2	FACILITY	18
3	POSITION OF THE LENDERS	18
4	DRAWDOWN	19
5	INTEREST	20
6	INTEREST PERIODS	22
7	DEFAULT INTEREST	23
8	REPAYMENT AND PREPAYMENT	24
9	CONDITIONS PRECEDENT	25
10	REPRESENTATIONS AND WARRANTIES	26
11	GENERAL UNDERTAKINGS	29
12	CORPORATE UNDERTAKINGS	33
13	INSURANCE	34
14	SHIP COVENANTS	39
15	SECURITY COVER	43
16	PAYMENTS AND CALCULATIONS	44
17	APPLICATION OF RECEIPTS	46
18	APPLICATION OF EARNINGS	47
19	EVENTS OF DEFAULT	47
20	FEES AND EXPENSES	52
21	INDEMNITIES	53
22	NO SET-OFF OR TAX DEDUCTION	55
23	ILLEGALITY, ETC	56
24	INCREASED COSTS	56
25	SET-OFF	57
26	JOINT AND SEVERAL LIABILITY	58

Clause		Page

27	TRANSFERS AND CHANGES IN LENDING OFFICES	59
28	VARIATIONS AND WAIVERS	62
29	NOTICES	62
30	SUPPLEMENTAL	64
31	LAW AND JURISDICTION	64

SCHEDULE 1 LENDERS AND COMMITMENTS		66

SCHEDULE 2 THE SHIPS, THE SHIPBUILDING CONTRACTS, THE APPROVED CHARTERS		67

SCHEDULE 3 DRAWDOWN NOTICE		70

SCHEDULE 4 CONDITION PRECEDENT DOCUMENTS		71

SCHEDULE 5 TRANSFER CERTIFICATE		74

SCHEDULE 6 FORM OF COMPLIANCE CERTIFICATE		78

SCHEDULE 7 INDENTURE EXCERPT		79

EXECUTION PAGES		90

THIS AGREEMENT is made on 25 May 2009 as amended and restated by a deed of Accesion, Amendment, Restatement and Release (as defined below)
BETWEEN:
(1)	PORTOROSA MARINE CORP. and SURF MARITIME CO. as joint and several Borrowers;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Lenders;

(3)	DEKABANK DEUTSCHE GIROZENTRALE, as Bookrunner;

(4)	DEKABANK DEUTSCHE GIROZENTRALE, as Arranger;

(5)	DEKABANK DEUTSCHE GIROZENTRALE, as Agent; and

(6)	DEKABANK DEUTSCHE GIROZENTRALE, as Security Trustee.
BACKGROUND
The Lenders have agreed to make available to the Borrowers as joint and several borrowers a term loan facility of up to the lesser of (a) $120,000,000 and (b) 60 per cent. of the aggregate Initial Market Value of the Ships for the purpose of financing part of the acquisition cost of each Ship.
IT IS AGREED as follows:
1	INTERPRETATION

1.1	Definitions. Subject to Clause 1.5, in this Agreement:

Account Bank” means a first class bank or financial institution nominated by the Borrowers and approved by the Agent as the bank or financial institution with which each Earnings Account will be opened and maintained;

“Advances” means, together, the Ship A Advance and the Ship B Advance and in the singular means either of them;

“Accounts Pledge” means in relation to each Earnings Account, a deed creating security in respect of the Earnings Account to be executed by the relevant Borrower in favour of all of the Creditor Parties in the Agreed Form and in the plural means both of them;

“Affected Lender” has the meaning given in Clause 5.7;

“Agency and Trust Agreement” means the agency and trust agreement executed or to be executed between the Borrowers, the Lenders, the Bookrunner, the Arranger, the Agent and the Security Trustee in the Agreed Form;

“Agent” means DekaBank Deutsche Girozentrale, acting in such capacity through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany, or any successor of it appointed under clause 5 of the Agency and Trust Agreement;

“Agreed Form” means in relation to any document, that document in the form reasonably approved in writing by the Agent (acting on the instructions of the Lenders) or as otherwise approved in accordance with any other approved procedure specified in any relevant provision of any Finance Document;

“Approved Broker” means each of H. Clarkson & Company Limited of London, England, Barry Rogliano Salles S.A. of Paris, France, R.S. Platou Shipbrokers A.S. of Oslo, Norway, Arrow Sale & Purchase (UK) Ltd. of London, England, Simpson Spence & Young of London, England, Fearnley AS of Oslo, Norway and Maersk Shipbrokers of Copenhagen and any other firm of brokers as may be accepted by the Agent in its sole discretion and, in the plural, means all of them;

“Approved Flag” means the Greek, Bahamas, Panamanian, Maltese, Liberian or Marshall Islands flag or such flag as the Agent may, with the authorisation of the Majority Lenders, approve as the flag on which a Ship shall be registered;

“Approved Flag State” means any country in which the Agent may with the authorisation of the Majority Lenders, approve that a Ship be registered;

“Approved Charter” means:
(a)	in relation to Ship A, the Ship A Charter;

(b)	in relation to Ship B, the Ship B Charter; and

(c)	any other Charter approved by the Majority Lenders and insured by the Charter Insurer, and, in the plural, means all of them;

“Approved Charterer” means:
(a)	in relation to Ship A, during the period when the Ship A Charter is in place, the company referred to in the first column of Part C of Schedule 2 as being the charterer of Ship A; and

(b)	in relation to Ship B, during the period when the Ship B Charter is in place, the company referred to in the first column of Part C of Schedule 2 as being the Charterer of Ship B; and

(c)	in relation to any other Approved Charter, any charterer of that Ship approved by the Majority Lenders, and, in the plural, means all of them;
“Approved Manager” means in relation to a Ship, Navios Shipmanagement Inc. a corporation incorporated under the laws of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands, MH 96960 or any other company which the Agent may, with the authorisation of the Lenders, approve from time to time as the commercial, technical and operational manager of a Ship;
“Arranger” means DekaBank Deutsche Girozentrale, acting in such capacity through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany;
“Assignment of Warranty Claims” means, in relation to each Ship, a deed of assignment in respect of the rights and benefits under any Warranty Claims to be executed by the relevant Borrower in favour of the Security Trustee, in the Agreed Form, and, in the plural, means both of them;
“Availability Period” means the period commencing on the date of this Agreement and ending on:
(a)	in the case of each Advance, the Final Availability Date relevant to that Advance (or, in each case, such later date as the Agent may, with the authorisation of all the Lenders, agree with the Borrower); or

(b)	if earlier, the date on which the Total Commitments are fully borrowed, cancelled or terminated;
“Bookrunner” means DekaBank Deutsche Girozentrale, acting in such capacity through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany;
“Borrower A” means Portorosa Marine Corp.., a corporation incorporated under the laws of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands, MH 96960 (and includes its respective successors);
“Borrower B” means Surf Maritime Co., a corporation incorporated under the laws of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands, MH 96960 (and includes its respective successors);
“Borrowers” means together Borrower A and Borrower B and, in the singular, means either of them;
“Builder” means the company referred to in the first column of Part B of Schedule 2;
“Business Day” means a day (other than a Saturday or Sunday) on which banks are open in London, Frankfurt, Athens, Piraeus (and, in relation to any day on which a payment is required to be made to the Builder, also in Seoul) and, in respect of a day on which a payment is required to be made under a Finance Document, also in New York City;
“Charter” means, in relation to a Ship, any time charterparty or other contract of employment (other than the Initial Charter relative to the Ship) in respect of that Ship for a term of more than 11 consecutive months in duration or any bareboat charter to be entered into by the Borrower owning that Ship and an Approved Charterer on such terms and conditions acceptable to the Lenders (in their sole and absolute discretion) as the same may be amended, supplemented from time to time, and in the plural, means all of them;
“Charter Assignment” means, in relation to each Approved Charter, a deed of assignment of the rights of the relevant Borrower in respect of that Approved Charter and any guarantee of such Approved Charter (if such a guarantee is provided to the Borrower owning that Ship) in favour of the Security Trustee, in the Agreed Form and, in the plural, means all of them;
“Charter Insurer” means the company listed as insurer in Part D of Schedule 2;
Commitment” means, in relation to a Lender, the amount set opposite its name in Schedule 1, or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this

Agreement (and “Total Commitments” means the aggregate of the Commitments of all the Lenders);
“Compliance Date” means 30 June and 31 December in each calendar year (or such other dates as of which the Corporate Guarantor prepares the consolidated financial statements which it is required to deliver to the Agent pursuant to Clause 11.6 of this Agreement);
“Compliance Certificate” means a certificate in the form set out in Schedule 6 (or in any other form which the Agent, acting with the authorisation of all the Lenders, approves or requires);
“Contractual Currency” has the meaning given in Clause 21.5;
“Contribution” means, in relation to a Lender, the part of the Loan which is owing to that Lender;
“Corporate Guarantor” means Navios Maritime Holdings Inc., a corporation incorporated under the laws of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands, MH 96960;
“Corporate Guarantee” means a guarantee to be given by the Corporate Guarantor in favour of the Security Trustee guaranteeing the obligations of the Borrowers under this Agreement and the other Finance Documents in the Agreed Form Provided however that during the validity of both of the Initial Charters and as long as no Event of Default exists, the amount guaranteed under such Corporate Guarantee shall be limited to 75 per cent. of the Secured Liabilities;
“Credit Default Insurance” means in relation to each Initial Charter, the insurance policy dated 10 October 2007 and entered into between the Corporate Guarantor and the Charter Insurer;
“Credit Default Insurance Assignment” means in respect to both Ships an assignment of the rights and benefits of the Corporate Guarantor under the Credit Default Insurance related to the Ships in favour of the Security Trustee in the Agreed Form;
“Creditor Party” means the Agent, the Bookrunner, the Arranger, the Security Trustee or any Lender, whether as at the date of this Agreement or at any later time;
“Deed of Accession, Amendment, Restatement and Release” means the deed of accession, amendment, restatement and release dated            May 2009 and made between, inter alios, (i) the Borrowers, (ii) the Lenders, (iii) the Bookrunner, (iv) the Arranger, (v) the Agent and (vi) the Security Trustee setting out the terms and conditions upon which this Agreement has been amended and restated;
“Delivery Date” means, in respect of a Ship, the date on which title to and possession of such Ship is transferred from the Seller A or the Builder, as the case may be, to the relevant Borrower pursuant to the Ship A MOA or the relevant Shipbuilding Contract;
“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means, in relation to an Advance, the date requested by the Borrowers for such Advance to be made, or (as the context requires) the date on which that Advance is actually made;
“Drawdown Notice” means a notice in the form set out in Schedule 3 (or in any other form which the Agent, acting with the authorisation of all the Lenders, approves or reasonably requires);
“Earnings” means in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Borrower owning that Ship or the Security Trustee and which arise out of the use or operation of such Ship, including (but not limited to):
(a)	all freight, hire and passage moneys, compensation payable to the Borrower owning that Ship or the Security Trustee in the event of requisition of such Ship for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of such Ship;

(b)	all moneys which are at any time payable under Insurances in respect of loss of earnings including, without limitation, Credit Default Insurances in respect of Initial Charter; and

(c)	if and whenever a Ship is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to such Ship;
“Earnings Account” means in relation to each Ship, an account in the name of the Borrower owning that Ship with the Account Bank in Piraeus, Greece designated “name of the relevant Borrower- Earnings Account” or any other account (with that or another office of the Account Bank) which is designated by the Agent as the Earnings Account in relation to each Ship for the purposes of this Agreement and, in the plural, means both of them;
“Environmental Claim” means:
(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident, and “claim” means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;
“Environmental Incident” means, in relation to each Ship:
(a)	any release of Environmentally Sensitive Material from such Ship; or

(b)	any incident in which Environmentally Sensitive Material is released from a vessel other than the relevant Ship and which involves a collision between such

Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which such Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or such Ship and/or the owner thereof and/or any operator or manager of such Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)	any other incident in which Environmentally Sensitive Material is released otherwise than from a Ship and in connection with which a Ship is actually or potentially liable to be arrested and/or where the owner thereof and/or any operator or manager of such Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;
“Environmental Law” means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;
“Environmentally Sensitive Material” means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;
“Event of Default” means any of the events or circumstances described in Clause 19.1;
“Final Availability Date” means in relation to:
(a)	the Ship A Advance, the Intended Delivery Date of Ship A;

(b)	the Ship B Advance, the Intended Delivery Date of Ship B;
in each case such later date as the Agent may, with the authorisation of all the Lenders, agree with the Borrowers;
“Final Maturity Date” means in relation to each Advance, the date falling on the tenth anniversary of the Delivery Date of the Ship financed by that Advance;
“Finance Documents” means:
(a)	this Agreement;

(b)	the Agency and Trust Agreement;

(c)	the Corporate Guarantee;

(d)	the General Assignments;

(e)	the Assignments of Warranty Claims;

(f)	the Accounts Pledges;

(g)	the Mortgages;

(h)	the Charter Assignments;

(i)	the Managers’ Undertakings;

(j)	the Credit Default Insurance Assignment; and

(k)	any other document (whether creating a Security Interest or not) which is executed at any time by any Borrower, the Corporate Guarantor or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders under this Agreement or any of the other documents referred to in this definition;
“Financial Indebtedness” means, in relation to a person (the “debtor”), a liability of the debtor (in the case of the Corporate Guarantor, a liability in excess of $7,000,000):
(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)	under any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or
under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person;“Financial Year” means, in relation to the Corporate Guarantor, each period of 1 year commencing on 1 January in respect of which its audited accounts are or ought to be prepared;
“First Ship A MOA” means the relevant memorandum of agreement in respect of Ship A described in Part B of Schedule 2, as the same may be further supplemented and/or amended from time to time;
“General Assignment” means, in relation to each Ship, a general assignment of the Earnings, the Insurances and any Requisition Compensation of such Ship to be executed by the Borrower which is the owner of such Ship in favour of the Security Trustee in the Agreed Form and, in the plural, means both of them;
“Group” means the Corporate Guarantor and its subsidiaries (whether direct or indirect and including, but not limited to, each Borrower and the Approved Manager) from time to time during the Security Period and “member of the Group” shall be construed accordingly;
“IACS” means the International Association of Classification Societies;
“Indenture” means the Indenture dated as of 18 December 2006 issued by the Corporate Guarantor and others for 9 1/2% Senior Notes due on 18 December 2014;
“Indenture Excerpt” means the excerpt from the Indenture set out in Schedule 7;
“Initial Charter” means, in relation to:
(d)	Ship A, the Ship A Charter; and

(e)	Ship B, the Ship B Charter, and, in the plural, means both of them;
“Initial Market Value” means, in relation to each Ship, the Market Value thereof as at the Drawdown Date of the Advance related to such Ship determined in accordance with the valuations referred to in paragraph 6 of Part B of Schedule 4;
“Insurances” means in relation to each Ship:
(a)	all policies and contracts of insurance, including entries of such Ship in any protection and indemnity or war risks association, which are effected in respect of such Ship, its Earnings or otherwise in relation to it; and

(b)	all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium;
“Intended Delivery Date” means, in relation to a Ship, the date on which it is intended that title and possession of such Ship is transferred from the Seller A or the Builder, as the case may be, to the relevant Borrower pursuant to the Ship A MOA or the relevant Shipbuilding Contract applicable to that Ship, as the case may be, being namely:
(a)	in relation to Ship A, 30 September 2009; and

(b)	in relation to Ship B, 30 June 2009;
or any other date as may be agreed pursuant to the applicable Shipbuilding Contract;
“Interest Period” means a period determined in accordance with Clause 6;
“ISM Code” means, in relation to its application to the relevant Approved Manager, each Borrower and its Ship and its operation:
(a)	‘The International Management Code for the Safe Operation of Ships and for Pollution Prevention’, currently known or referred to as the ‘ISM Code’, adopted by the Assembly of the International Maritime Organisation by Resolution A.741(18) on 4 November 1993 and incorporated on 19 May 1994 into chapter IX of the International Convention for the Safety of Life at Sea 1974 (SOLAS 1974); and

(b)	all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing the ISM Code, including without limitation, the ‘Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations’ produced by the International Maritime Organisation pursuant to Resolution A.788(19) adopted on 25 November 1995, as the same may be amended, supplemented or replaced from time to time;
“ISM Code Documentation” includes:
(a)	the document of compliance (DOC) and safety management certificate (SMC) issued pursuant to the ISM Code in relation to the Ships or any of them within the periods specified by the ISM Code; and

(b)	all other documents and data which are relevant to the ISM SMS and its implementation and verification which the Agent may require; and

(c)	any other documents which are prepared or which are otherwise relevant to establish and maintain the Ships’ compliance or the compliance of the Borrowers (or either of them) with the ISM Code which the Agent may require;
“ISM SMS” means, in relation to each Ship, the safety management system for such Ship which is required to be developed, implemented and maintained by the Borrowers under the ISM Code;
“ISPS Code” means the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organisation (“IMO”) now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended) and the mandatory ISPS Code as adopted by a Diplomatic Conference of the IMO on Maritime Security in December 2002 and includes any amendments or extensions to it and any regulation issued pursuant to it but shall only apply insofar as it is applicable law in each Ship’s flag state and any jurisdiction on which a Ship is operated;
“ISPS Code Documentation” includes:
(a)	the International Ship Security Certificate issued pursuant to the ISPS Code in relation to each Ship within the period specified in the ISPS Code; and

(b)	all other documents and data which are relevant to the ISPS Code and its implementation and verification which the Agent may require;
“ISSC” means a valid and current international ship security certificate issued under the ISPS Code;
“Lender” means, subject to Clause 27.6:
(a)	a bank or financial institution listed in Schedule 1 and acting through its branch indicated in Schedule 1 (or through another branch notified to the Agent under Clause 27.14) unless it has delivered a Transfer Certificate or Certificates covering the entire amounts of its Commitment and its Contribution; and

(b)	the holder for the time being of a Transfer Certificate;
(and includes their respective successors);
“LIBOR” means, for an Interest Period:
(a)	the rate per annum equal to the offered quotation for deposits in Dollars for a period equal to, or as near as possible equal to, the relevant Interest Period which appears on Reuters BBA Page LIBOR 01 at or about 11.00 a.m. (London time) on the Quotation Date for that Interest Period (and, for the purposes or this Agreement, “Reuters BBA Page LIBOR 01” means the display designated as “Reuters BBA Page LIBOR 01” on the Reuters Money News Service or such other page as may replace Reuters BBA Page LIBOR 01 on that service or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying British Bankers’ Association Interest Settlement Rates for Dollars); or

(b)	if no rate is quoted on Reuters BBA Page LIBOR 01, the rate per annum determined by the Agent to be the arithmetic mean (rounded upwards, if necessary, to the nearest one-sixteenth of one per cent.) of the rates per annum notified to the Agent by each Lender as the rate at which deposits in Dollars are offered to that Lender by leading banks in the London Interbank Market at that Lender’s request at or about 11.00 a.m. (London time) on the Quotation Date for that Interest Period for a period equal to that Interest Period and for delivery on the first Business Day of it;
“Loan” means the principal amount for the time being outstanding under this Agreement;
“Major Casualty” means, in relation to each Ship, any casualty to that Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $500,000 or the equivalent in any other currency;
“Majority Lenders” means:
(a)	before the Loan has been made, Lenders whose Commitments total at least 66.66 per cent. of the Total Commitments; and

(b)	after the Loan has been made, Lenders whose Contributions total at least 66.66 per cent. of the Loan;
“Management Agreement” means, in relation to each Ship, an agreement made or to be made between (i) the relevant Borrower and (ii) the Approved Manager in respect of the commercial and technical management of that Ship to be in form and substance in all respects acceptable to the Lenders and, in the plural, means both of them;
“Manager’s Undertaking” means, in relation to each Ship, the letter of undertaking executed or to be executed by the Approved Manager in favour of the Security Trustee in the Agreed Form agreeing certain matters in relation to the commercial and technical management of such Ship and subordinating the rights of the Approved Manager against such Ship and the Borrower which is the owner of such Ship to the rights of the Creditor Parties under the Finance Documents and, in the plural, means both of them;
“Margin” means, 1.90 per cent. per annum;
“Market Value” means, in respect of each Ship, the market value thereof determined from time to time in accordance with Clause 15.3;
“Material Adverse Change” means any event or series of events which, in the opinion of the Majority Lenders, is likely to have a Material Adverse Effect;
“Material Adverse Effect” means a material adverse effect on:
(a)	the business, property, assets, liabilities, operations or condition (financial or otherwise) of the Borrowers and/or any Security Party taken as a whole;

(b)	the ability of either Borrower and/or any Security Party to (i) perform any of its obligations or (ii) discharge any of its liabilities, under any Finance Document as they fall due; or

(c)	the validity or enforceability of any Finance Document;
“Mortgage” means, in relation to each Ship, a first preferred or as the case may be, priority ship mortgage on that Ship under the relevant Approved Flag (and including any collateral deed of covenant if required under the laws of the relevant Approved Flag State) executed or to be executed by the relevant Borrower in favour of the Security Trustee, in each case to be in the Agreed Form and, in the plural, means both of them;
“Negotiation Period” has the meaning given in Clause 5.10;

“Notifying Lender” has the meaning given in Clause 23.1 or Clause 24.1 as the context requires;
“Payment Currency” has the meaning given in Clause 21.5;
“Permitted Security Interests” means:
(a)	Security Interests created by the Finance Documents;

(b)	liens for unpaid master’s and crew’s wages in accordance with usual maritime practice;

(c)	liens for salvage;

(d)	liens arising by operation of law for not more than 2 months’ prepaid hire under any charter in relation to any Ship not prohibited by this Agreement;

(e)	liens for master’s disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of a Ship, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the Borrower owning such Ship in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to Clause 14.14(g);

(f)	any Security Interest created in favour of a plaintiff or defendant in any proceedings or arbitration as security for costs and expenses where a Borrower is actively prosecuting or defending such proceedings or arbitration in good faith;

(g)	Security Interests arising by operation of law in respect of taxes which are not overdue for payment or in respect of taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made; and

(h)	the Indenture;
“Pertinent Jurisdiction”, in relation to a company, means:
(a)	England and Wales;

(b)	the country under the laws of which the company is incorporated or formed;

(c)	a country in which the company has the centre of its main interests or in which the company’s central management and control is or has recently been exercised;

(d)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e)	a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a branch or a permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f)	a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company, whether as main or territorial or ancillary proceedings, or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c);
“Purchase Price” means:
(a)	in respect of Ship A the total amount of $120,000,000 payable to the Seller A pursuant to the Ship A MOA; and

(b)	in respect of Ship B the total amount of $108,500,000 payable to the relevant Builder pursuant to the Shipbuilding Contract B;
“Quotation Date” means, in relation to any Interest Period (or any other period for which an interest rate is to be determined under any provision of a Finance Document), the day on which quotations would ordinarily be given by leading banks in the London Interbank Market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Interest Period or other period;
“Relevant Person” has the meaning given in Clause 19.9;
“Repayment Date” means a date on which a repayment is required to be made under Clause 8;
“Requisition Compensation” includes, in relation to a Ship, all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of “Total Loss”;
“Security Cover Ratio” means the ratio which is determined, at any time, by comparing the aggregate of the amounts referred to in paragraphs (a) and (b) of Clause 15.1 against the Loan at the relevant time;
“Secured Liabilities” means all liabilities which the Borrowers, the Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;
“Security Interest” means:
(a)	a mortgage, charge (whether fixed or floating), pledge, assignment, trust, trust receipt, consignment, any maritime or other lien of any kind;

(b)	any other security interest of a kind not included in paragraph (a) of this definition;

(c)	a conditional sale agreement (including an agreement to sell subject to retention of title), hire purchase agreement, lease or contract of bailment that in effect secures payment or performance of a liability or obligation;

(d)	right of set-off or flawed asset arrangement that in effect secures payment or performance of a liability or obligation; and

(e)	without limiting the generality of the preceding paragraphs of this definition, any other transaction or instrument that in substance or by operation of law, now or in the future, creates an interest, right or claim in relation to property (real or personal) that secures the payment or performance of a liability or obligation, without regard to:
(i)	the form of the transaction or instrument; or

(ii)	the identity of the person who has title to the relevant property
Provided however that, in the case of the Corporate Guarantor, Security Interest shall be deemed to include any of the interests described under (a) to (e) (inclusive) above as long as same constitute a Material Adverse Change;
“Security Party” means the Approved Manager, the Corporate Guarantor and any other person (except a Creditor Party) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the last paragraph of the definition of “Finance Documents”;
“Security Period” means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrowers, the Security Parties and the Lenders and the other Creditor Parties that:
(a)	all amounts which have become due for payment by either Borrower or any Security Party under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c)	neither either Borrower nor any Security Party has any future or contingent liability under Clause 20, 21 or 22 below or any other provision of this Agreement or another Finance Document; and

(d)	the Agent, the Security Trustee and all the Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of a Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;
“Security Trustee” means DekaBank Deutsche Girozentrale, acting in such capacity through its office at Mainzer Landstraße 16, 60329 Frankfurt am Main, Germany, or any successor of it appointed under clause 5 of the Agency and Trust Agreement;
“Seller” means:
(a)	in relation to Ship A, the company referred to in the second column of Part B of Schedule 2 as the seller of Ship A (the “Seller A”); and

(b)	in relation to Ship B, the company referred to in the second column of Part B of Schedule 2 as the seller of Ship B (the “Seller B”);
“Ship A” means the ship described in Part A of Schedule 2;

“Ship A MOA” means the relevant memorandum of agreement in respect of Ship A described in Part B of Schedule 2, as the same may be further supplemented and/or amended from time to time;
“Ship A Shipbuilding Contract” means the shipbuilding contract in respect of Ship A described in Part B of Schedule 2, as the same may be further supplemented and/or amended from time to time;
“Ship A Advance” means an amount of up to $60,000,000 to be made available by the Lenders pursuant to Clause 2.1(a) as that amount may be reduced, cancelled or terminated in accordance with this Agreement or, where the context so requires, the principal amount of such Advance which has been advanced to the Borrowers and which is for the time being outstanding under this Agreement;
“Ship A Charter” means the time charterparty in respect of Ship A as described in Part C of Schedule 2 as the same may be further supplemented and/or amended from time to time;
“Ship B” means the ship described in Part A of Schedule 2;
“Ship B Shipbuilding Contract” means the shipbuilding contract in respect of Ship B described in Part B of Schedule 2, as the same may be further supplemented and/or amended from time to time;
“Ship B Advance” means an amount of up to $60,000,000 to be made available by the Lenders pursuant to Clause 2.1(b) as that amount may be reduced, cancelled or terminated in accordance with this Agreement or, where the context so requires, the principal amount of such Advance which has been advanced to the Borrowers and which is for the time being outstanding under this Agreement;
“Ship B Charter” means the time charterparty in respect of Ship B as described in Part C of Schedule 2, as the same may be further supplemented and/or amended from time to time;
“Ships” means, together, Ship A and Ship B and, in the singular, means either of them;
“Shipbuilding Contracts” means together, Ship A Shipbuilding Contract and Ship B Shipbuilding Contract and, in the singular, means either of them;
“Summary of Terms” means the summary of terms dated 23 December 2008 issued by the Agent and accepted by the Corporate Guarantor on 29 December 2008;
“Total Loss” means, in relation to each Ship:
(a)	actual, constructive, compromised, agreed or arranged total loss of that Ship;

(b)	any expropriation, confiscation, requisition or acquisition of that Ship, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority (excluding a requisition for hire for a fixed period not exceeding 1 year without any right to an extension) unless it is within 1 month redelivered to the relevant Borrower’s full control;

(c)	any arrest, capture, seizure or detention of that Ship (including any hijacking or theft) unless it is within 1 month redelivered to the relevant Borrower’s full control;
“Total Loss Date” means, in relation to each Ship:
(a)	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earliest of:
(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the Borrower who is the owner thereof with that Ship’s insurers in which the insurers agree to treat that Ship as a total loss; and
(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred;
“Transfer Certificate” has the meaning given in Clause 27.2;
“Trust Property” has the meaning given in clause 3.1 of the Agency and Trust Agreement;
“US GAAP” means generally accepted accounting principles as from time to time in effect in the United States of America; and
“Warranty Claims” means, in respect of each Shipbuilding Contract, the claims that the relevant Borrower may have against the Builder in respect of the warranty for the relevant Ship provided by the Builder pursuant to the terms of such Shipbuilding Contract.
1.2	Construction of certain terms. In this Agreement:
“administration notice” means a notice appointing an administrator, a notice of intended appointment and any other notice which is required by law (generally or in the case concerned) to be filed with the court or given to a person prior to, or in connection with, the appointment of an administrator;
“approved” means, for the purposes of Clause 13, approved in writing by the Agent;
“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;
“company” includes any partnership, joint venture and unincorporated association;
“consent” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;
“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;
“document” includes a deed; also a letter, fax or telex;

“charter” means any Charter where any remaining duration shall be taken into account especially for the purposes of calculating Market Value;
“excess risks” means, in relation to each Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims;
“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;
“law” includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;
“legal or administrative action” means any legal proceeding or arbitration and any administrative or regulatory action or investigation;
“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;
“months” shall be construed in accordance with Clause 1.3;
“obligatory insurances” means, in relation to each Ship, all insurances effected, or which the Borrower who is the owner thereof is obliged to effect, under Clause 13 or any other provision of this Agreement or another Finance Document;
“parent company” has the meaning given in Clause 1.4;
“person” includes any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;
“policy”, in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;
“protection and indemnity risks” means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of Clause 6 of the International Hull Clauses (1/11/02 or 1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/11/95) or clause 8 of the Institute Time Clauses (Hulls) (1/10/83) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;
“regulation” includes any regulation, rule, official directive, request or guideline whether or not having the force of law of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;
“subsidiary” has the meaning given in Clause 1.4;
“successor” includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person’s rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;
“tax” includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine; and
“war risks” includes the risk of mines and all risks excluded by clause 29 of the International Hull Clauses (1/11/02 or 1/11/03), clause 24 of the Institute Time Clauses (Hulls)(1/11/95) or clause 33 of the Institute Time Clauses (Hulls) (1/10/83).
1.3	Meaning of “month”. A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a)	on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)	on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and “month” and “monthly” shall be construed accordingly.

1.4	Meaning of “subsidiary”. A company (S) is a subsidiary of another company (P) if:

(a)	a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; and

(b)	P has direct or indirect control over a majority of the voting rights attaching to the issued shares of S; or

(c)	P has the direct or indirect power to appoint or remove a majority of the directors of S; or

and any company of which S is a subsidiary is a parent company of S.

1.5	General Interpretation. In this Agreement:

(a)	references in Clause 1.1 to a Finance Document or any other document being in the form of a particular appendix include references to that form with any modifications to that form which the Agent (with the authorisation of all the Lenders in the case of substantial modifications) approves or reasonably requires;

(b)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(c)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise;

(d)	words denoting the singular number shall include the plural and vice versa; and

(e)	Clauses 1.1 to 1.5 apply unless the contrary intention appears.

1.6	Headings. In interpreting a Finance Document or any provision of a Finance Document, all clause, sub-clause and other headings in that and any other Finance Document shall be entirely disregarded.

2	FACILITY

2.1	Amounts and purposes of Advances. Subject to the other provisions of this Agreement, the Lenders shall make a term loan facility not exceeding the lesser of (i) $120,000,000 and (ii) 60 per cent. of the aggregate Initial Market Value of the Ships available to the Borrowers in two Advances, one in respect of each Ship as follows:

(a)	the Ship A Advance shall be in the principal amount of up to the lesser of (i) $60,000,000 and (ii) 60 per cent. of the Initial Market Value of Ship A to be made available by the Lenders to the Borrowers for the purpose of assisting Borrower A in financing part of the acquisition cost of Ship A; and

(b)	the Ship B Advance shall be in the principal amount of up to the lesser of (i) $60,000,000 and (ii) 60 per cent. of the Initial Market Value of Ship B to be made available by the Lenders to the Borrowers for the purpose of assisting Borrower B in financing part of the acquisition cost of Ship B.

2.2	Lenders’ participations in Advances. Subject to the other provisions of this Agreement, each Lender shall participate in each Advance in the proportion which, as at the relevant Drawdown Date, its Commitment bears to the Total Commitments.

2.3	Purpose of Advances. The Borrowers undertake with each Creditor Party to use each Advance only for the purpose stated in the preamble to this Agreement.

3	POSITION OF THE LENDERS

3.1	Interests of Lenders several. The rights of the Lenders under this Agreement are several.

3.2	Individual Lender’s right of action. Each Lender shall be entitled, having obtained the prior consent of all the Lenders to sue for any amount which has become due and payable by the Borrowers to it under this Agreement without joining the Agent, the Security Trustee or any other Lender as additional parties in the proceedings.

3.3	Proceedings by individual Lender. No Lender may, without the prior consent of all the Lenders, bring proceedings in respect of:

(a)	any other liability or obligation of the Borrowers or any of them or a Security Party under or connected with a Finance Document; or

(b)	any misrepresentation or breach of warranty by the Borrowers or any of them or a Security Party in or connected with a Finance Document.

3.4	Obligations of Lenders several. The obligations of the Lenders under this Agreement are several; and a failure by a Lender to perform its obligations under this Agreement shall not result in:

(a)	the obligations of any other Lender being increased; nor

(b)	any Borrower, any Security Party or any other Lender being discharged (in whole or in part) from its obligations under any Finance Document,

and in no circumstances shall a Lender have any responsibility for a failure of another Lender to perform its obligations under this Agreement.
3.5	Parties bound by certain actions of Majority Lenders. Each Lender, each Borrower and each Security Party shall be bound by:

(a)	any determination made, or action taken, by the Majority Lenders under any provision of a Finance Document;

(b)	any instruction or authorisation given by the Majority Lenders to the Agent or the Security Trustee under or in connection with any Finance Document;

(c)	any action taken (or in good faith purportedly taken) by the Agent or the Security Trustee in accordance with such an instruction or authorisation.

3.6	Reliance on action of Agent. However, the Borrowers and each Security Party:

(a)	shall be entitled to assume that the Majority Lenders have duly given any instruction or authorisation which, under any provision of a Finance Document, is required in relation to any action which the Agent has taken or is about to take; and

(b)	shall not be entitled to require any evidence that such an instruction or authorisation has been given.

3.7	Construction. In Clauses 3.4 and 3.5 references to action taken include (without limitation) the granting of any waiver or consent, an approval of any document and an agreement to any matter.

4	DRAWDOWN

4.1	Request for Advance. Subject to the following conditions, the Borrowers may request an Advance to be made by ensuring that the Agent receives a completed Drawdown Notice not later than 11.00 a.m. (Frankfurt time) 2 Business Days prior to the intended Drawdown Date.

4.2	Availability. The conditions referred to in Clause 4.1 are that:

(a)	the Drawdown Date has to be a Business Day during the Availability Period;

(b)	each Advance shall be in the principal amount of up to the lesser of (i) $60,000,000 and (b) 60 per cent. of the Initial Market Value of the Ship to be financed by that Advance;

(c)	the aggregate amount of the Advances shall not exceed $120,000,000; and

(d)	if any part of the Total Commitments has not been borrowed before the Final Availability Date relating to Advance B, the Total Commitments shall on that date be permanently cancelled by an amount equal to such undrawn amount.

4.3	Notification to Lenders of receipt of a Drawdown Notice. The Agent shall promptly notify the Lenders that it has received a Drawdown Notice and shall inform each Lender of:

(a)	the amount of the Advance and the Drawdown Date thereof;

(b)	the amount of that Lender’s participation in such Advance; and

(c)	the duration of the first Interest Period relating to such Advance.

4.4	Drawdown Notice irrevocable. Each Drawdown Notice must be signed by a director or other authorised person of each Borrower; and once served, a Drawdown Notice cannot be revoked without the prior consent of the Agent, acting on the authority of all the Lenders.

4.5	Lenders to make available Contributions. Subject to the provisions of this Agreement, each Lender shall, on and with value on each Drawdown Date, make available to the Agent for the account of the Borrowers the amount due from that Lender under Clause 2.2.

4.6	Disbursement of Advance. Subject to the provisions of this Agreement, the Agent shall on the relevant Drawdown Date pay to the Borrowers the amounts which the Agent receives from the Lenders under Clause 4.5; and that payment to the Borrowers shall be made:

(a)	to the account(s) which the Borrowers specify in the Drawdown Notice; and

(b)	in the like funds as the Agent received the payments from the Lenders.

Provided that notwithstanding the provisions of this Clause 4.6, an Advance or any part thereof to be used to part-finance amounts payable pursuant to the Ship A MOA or the relevant Shipbuilding Contract upon delivery of the relevant Ship may, upon drawdown thereof, be placed in a suspense account in the name and to the order of the Agent held with a bank nominated by the Borrowers, and shall only be released to the Seller A or the relevant Builder as the case may be, upon satisfaction of the conditions precedent set out in Part B of Schedule 4, and

Provided further that in case the Borrowers have already paid out of their own funds part of the amount to be financed by the proceeds of an Advance, the Lenders shall pay such amount of the Advance to the account specified in Clause 4.6(a) upon the Borrowers providing to the Agent evidence satisfactory to the Agent in its discretion that such payment has been affected to the appropriate parties.

4.7	Disbursement of Advance to third party. The payment by the Agent under Clause 4.6 to the Builder shall constitute the making of an Advance and the Borrowers shall at that time become indebted, as principal and direct obligor, to each Lender in an amount equal to that Lender’s Contribution in that Advance.

5	INTEREST

5.1	Payment of normal interest. Subject to the provisions of this Agreement, interest on each Advance in respect of each Interest Period shall be paid by the Borrowers on the last day of that Interest Period.

5.2	Normal rate of interest. Subject to the provisions of this Agreement, the rate of interest on each Advance in respect of an Interest Period shall be the aggregate of (a) the Margin and (b) LIBOR for that Interest Period Provided that where the Borrowers request, and the Lenders agree to, an Interest Period of longer than twelve months, the applicable rate of interest shall be the aggregate of the Margin and the fixed rate agreed between the Lenders and the Borrowers and advised by the Agent to the Borrowers.

5.3	Payment of accrued interest. In the case of an Interest Period longer than 6 months, accrued interest shall be paid every 6 months during that Interest Period and on the last day of that Interest Period.

5.4	Notification of Interest Periods and rates of normal interest. The Agent shall notify the Borrowers and each Lender of:

(a)	each rate of interest; and

(b)	the duration of each Interest Period;

as soon as reasonably practicable after each is determined.

5.5	Obligation of Lenders to quote. Each Lender shall use all reasonable efforts to supply any quotation required of it for the purposes of fixing a rate of interest under this Agreement.

5.6	Absence of quotations by Lenders. If any Lender fails to supply a quotation when required, the Agent shall determine the relevant rate of interest in accordance with the following provisions of this Clause 5.

5.7	Market disruption. The following provisions of this Clause 5 apply if:

(a)	at least until 11.00 a.m. (London) time 1 Business Day before the start of an Interest Period, any Lender notifies the Agent that LIBOR fixed by the Agent would not accurately reflect the cost to that Lender of funding its Contribution (or any part of it) during the Interest Period in the London Interbank Dollar Market at or about 11.00 a.m. (London time) on the second Business day before the commencement of the Interest Period; or

(b)	at least until 11.00 a.m. (London time) 1 Business Day before the start of an Interest Period, the Agent is notified by a Lender (the “Affected Lender”) that for any reason it is unable to obtain Dollars in the London Interbank Market in order to fund its Contribution (or any part of it) during the Interest Period.

5.8	Notification of market disruption. The Agent shall promptly notify the Borrowers and each of the Lenders stating the circumstances falling within Clause 5.7 which have caused its notice to be given.

5.9	Suspension of drawdown. If the Agent’s notice under Clause 5.8 is served before an Advance is made then:

(a)	in a case falling within Clause 5.7(a), the Advance to take place after Clauses 5.10, 5.11 and 5.12 have been applied; and

(b)	in a case falling within Clause 5.7(b), the Affected Lender’s obligation to participate in the Loan shall be suspended while the circumstances referred to in the Agent’s notice continue.

5.10	Negotiation of alternative rate of interest. Notwithstanding whether the Agent’s notice under Clause 5.8 is served before or after an Advance is made, the Borrowers, the Agent and the Lenders or (as the case may be) the Affected Lender shall use reasonable endeavours to agree, within the 30 days after the date on which the Agent serves its notice under Clause 5.8 (the “Negotiation Period”), an alternative interest rate or (as the case may be) an alternative basis for the Lenders or (as the case may be) the Affected Lender to fund or continue to fund their or its Contribution to the relevant Advance or Advances during the Interest Period concerned.

5.11	Application of agreed alternative rate of interest. Any alternative interest rate or an alternative basis which is agreed during the Negotiation Period shall take effect in accordance with the terms agreed.

5.12	Alternative rate of interest in absence of agreement. If an alternative interest rate or alternative basis is not agreed within the Negotiation Period, and the relevant circumstances are continuing at the end of the Negotiation Period, then the Agent shall, with the agreement of each Lender or (as the case may be) the Affected Lender, set an interest period and interest rate representing the cost of funding of the Lenders or (as the case may be) the Affected Lender in Dollars or in any available currency of their or its Contribution to the relevant Advance or Advances plus the Margin Provided that they will provide the Borrowers with supporting documentation; and the procedure provided for by this Clause 5.10 shall be repeated if the relevant circumstances are continuing at the end of the interest period so set by the Agent.
5.13	Notice of prepayment. If the Borrowers do not agree with an interest rate set by the Agent under Clause 5.10, the Borrowers may give the Agent not less than 15 Business Days’ notice of their intention to prepay the relevant Advance or Advances at the end of the interest period set by the Agent.

5.14	Prepayment; termination of Commitments. A notice under Clause 5.13 shall be irrevocable; the Agent shall promptly notify the Lenders or (as the case may require) the Affected Lender of the Borrowers’ notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Total Commitments or (as the case may require) the Commitment of the Affected Lender so far as they relate to the relevant Advance or Advances shall be cancelled; and

(b)	on the last Business Day of the interest period set by the Agent, the Borrowers shall prepay (without premium or penalty) the Loan or, as the case may be, the Affected Lender’s Contribution, together with accrued interest thereon at the applicable rate plus the Margin and, if the prepayment or repayment is not made on the last day of the interest period set by the Agent, any sums payable under Clause 21.1(b).

5.15	Application of prepayment. The provisions of Clause 8 shall apply in relation to the prepayment.

6	INTEREST PERIODS

6.1	Commencement of Interest Periods. The first Interest Period applicable to an Advance shall commence on the Drawdown Date thereof and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

6.2	Duration of normal Interest Periods. Subject to Clauses 6.3 and 6.4, each Interest Period in respect of each Advance shall be:

(a)	6 or 12 months as notified by the Borrowers to the Agent not later than 11.00 a.m. (Frankfurt time) 3 Business Days before the commencement of the Interest Period; or

(b)	6 months, if the Borrowers fail to notify the Agent by the time specified in paragraph (a); or

(c)	such other period as the Agent with the authorisation of the Lenders may agree with the Borrowers.

6.3	Duration of Interest Periods for repayment instalments. In respect of an amount due to be repaid under Clause 8 on a particular Repayment Date, an Interest Period shall end on that Repayment Date.

6.4	Non-availability of matching deposits for Interest Period selected. If, after the Borrowers have selected and the Lenders have agreed an Interest Period longer than 6 months, any Lender notifies the Agent by 11.00 a.m. (Frankfurt time) on the third Business Day before the commencement of the Interest Period that it is not satisfied that deposits in Dollars for a period equal to the Interest Period will be available to it in the

London Interbank Market when the Interest Period commences, the Interest Period shall be of 6 months.

7	DEFAULT INTEREST

7.1	Payment of default interest on overdue amounts. The Borrowers shall pay interest in accordance with the following provisions of this Clause 7 on any amount payable by the Borrowers or either of them under any Finance Document which the Agent, the Security Trustee or the other designated payee does not receive on or before the relevant date, that is:

(a)	the date on which the Finance Documents provide that such amount is due for payment; or

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 19.4, the date on which it became immediately due and payable.

7.2	Default rate of interest. Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Agent to be 2 per cent. above:

(a)	in the case of an overdue amount of principal, the higher of the rates set out at Clauses 7.3 (a) and (b); or

(b)	in the case of any other overdue amount, the rate set out at Clause 7.3(b).

7.3	Calculation of default rate of interest. The rates referred to in Clause 7.2 are:

(a)	the rate applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period);

(b)	the Margin plus, in respect of successive periods of any duration (including at call) up to 3 months which the Agent may select from time to time:
(i)	LIBOR; or

(ii)	if the Agent determines that Dollar deposits for any such period are not being made available to a Lender or (as the case may be) Lenders by leading banks in the London Interbank Market in the ordinary course of business, a rate from time to time determined by the Agent by reference to the cost of funds to the Agent from such other sources as the Agent may from time to time determine.
7.4	Notification of interest periods and default rates. The Agent shall promptly notify the Lenders and the Borrowers of each interest rate determined by the Agent under Clause 7.3 and of each period selected by the Agent for the purposes of paragraph (b) of that Clause; but this shall not be taken to imply that the Borrowers are liable to pay such interest only with effect from the date of the Agent’s notification.

7.5	Payment of accrued default interest. Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the period by reference to which it was determined; and the payment shall be made to the Agent for the account of the Creditor Party to which the overdue amount is due.

7.6	Compounding of default interest. Any such interest which is not paid at the end of the period by reference to which it was determined shall thereupon be compounded.

8	REPAYMENT AND PREPAYMENT

8.1	Amount of repayment instalments. The Borrowers shall repay each Advance by 20 consecutive semi-annual repayment instalments as follows:

(a)	in the case of the first to the fourth instalments (inclusive), in the amount of $4,000,000 each;

(b)	in the case of the fifth to the seventh instalments (inclusive) in the amount of $4,250,000 each;

(c)	in the case of the eighth to the tenth instalments (inclusive) in the amount of $4,500,000 each; and

(d)	in the case of the eleventh to the twentieth instalments (inclusive) in the amount of $1,775,000 each;

Provided that if the amount of either Advance drawdown is less than $60,000,000 then the repayments instalments applicable to that Advance shall be reduced pro rata by an amount in aggregate equal to such undrawn amount.

8.2	Repayment Dates. The first instalment of each Advance shall be repaid on the date falling 6 months after the Drawdown Date of such Advance, each subsequent instalment shall be repaid at semi-annual intervals thereafter and the last instalment of such Advance shall be repaid on the date falling on the earlier of (a) the tenth anniversary of the Drawdown Date of such Advance and (b) the Final Maturity Date of such Advance.

8.3	Final Repayment Date. On the final Repayment Date, the Borrowers shall additionally pay to the Agent for the account of the Creditor Parties all other sums then accrued or owing under any Finance Document.

8.4	Voluntary prepayment. Subject to the following conditions, the Borrowers may prepay the whole or any part of the Loan or any Advance on the last day of an Interest Period.

8.5	Conditions for voluntary prepayment. The conditions referred to in Clause 8.4 are that:

(a)	a partial prepayment shall be $1,000,000 or a multiple of $1,000,000

(b)	the Agent has received from the Borrowers at least 5 Business Days’ prior written notice specifying the amount to be prepaid and the date on which the prepayment is to be made; and

(c)	the Borrowers have provided evidence satisfactory to the Agent that any consent required by the Borrowers or any of them or any Security Party in connection with the prepayment has been obtained and remains in force, and that any regulation relevant to this Agreement which affects a Borrower or any Security Party has been complied with;

8.6	Effect of notice of prepayment. A prepayment notice may not be withdrawn or amended without the consent of the Agent, given with the authorisation of all the Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrowers on the date for prepayment specified in the prepayment notice.

8.7	Notification of notice of prepayment. The Agent shall notify the Lenders promptly upon receiving a prepayment notice, and shall provide any Lender which so requests with a copy of any document delivered by the Borrowers under Clause 8.5(c).

8.8	Mandatory prepayment. Without prejudice to the provisions of Clause 15, the Borrowers shall be obliged to prepay the is sold, becomes a Total Loss or is refinanced:

(a)	in the case of a sale, on or before the date on which the sale is completed by delivery of the Ship to the buyer;

(b)	in the case of a Total Loss, on the earlier of the date falling 120 days after the Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss; or

(c)	in the case the Ship is refinanced, on the date on which the Mortgage is discharged to enable the Ship to be refinanced

Provided however that if after such prepayment the Security Cover Ratio is less than the ratio referred to in Clause 15.1, the Borrowers shall prepay such additional amount which, after giving credit to the prepayment, results in the Security Cover Ratio being equal to the Security Cover Ratio required to be maintained pursuant to Clause 15.1.

Subject to no Event of Default or any Potential Event of Default being in occurrence or continuing at the time a prepayment is made under this Clause 8.8, any balance arising from the proceeds of a Ship which is sold or becomes a Total Loss after the prepayment required by this Clause 8.8 has been made shall be released to the Borrowers or to such other person as the Borrowers may direct.

8.9	Amounts payable on prepayment. A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 or otherwise) in respect of the amount prepaid and, if the prepayment is not made on the last day of an Interest Period together with any sums payable under Clause 21.1(b) but without premium or penalty.

8.10	Prepayment Fee. If an Advance is prepaid as a result of a sale or refinancing of a Ship by a bank or financial institution (other than the Lender) on or prior to the sixth anniversary of the second Drawdown Date, the Borrowers shall pay, together with such prepaid amount, to the Agent a prepayment fee equal to the 0.50 per cent of the amount of such Advance immediately prior to such prepayment.

8.11	Application of partial prepayment. Each partial prepayment shall be applied:

(a)	if made pursuant to Clause 8.4, against the repayment instalments specified in Clause 8.1 pro rata;

(b)	if made pursuant to Clause 8.8, first towards full repayment of the Advance related to the Ship being sold, refinanced or becoming a Total Loss and thereafter towards pro rata reduction of the repayment instalments specified in Clause 8.1 of the other Advance.

8.12	No reborrowing. No amount prepaid may be reborrowed.

9	CONDITIONS PRECEDENT

9.1	Documents, fees and no default. Each Lender’s obligation to contribute to an Advance is subject to the following conditions precedent:

(a)	that, on or before the service of the Drawdown Notice relative to Advance A to be drawn down, the Agent receives the documents described in Part A of Schedule 4 in form and substance satisfactory to the Agent and its lawyers;

(b)	that, on the Drawdown Date of any Advance but prior to such Advance, the Agent receives the documents described in Part B of Schedule 4 in form and substance satisfactory to it and its lawyers;

(c)	that, on the Drawdown Date of each Advance, the Agent receives the fees referred to in Clause 20.1 related to such Advance and has received payment of the expenses referred to in Clause 20.2; and

(d)	that both at the date of each Drawdown Notice and at each Drawdown Date:
(i)	no Event of Default has occurred and is continuing or would result from the borrowing of the relevant Advance;

(ii)	the representations and warranties in Clause 10 and those of a Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing; and

(iii)	none of the circumstances contemplated by Clause 5.7 has occurred and is continuing; and

(iv)	there has been no Material Adverse Change in the financial condition, state of affairs or prospects of the Borrowers or either of them or the Corporate Guarantor from that applying at the date of this Agreement;
(e)	that, if the ratio set out in Clause 15.1 were applied immediately following the making of the relevant Advance, the Borrowers would not be obliged to provide additional security or prepay part of the Loan under that Clause;

(f)	that the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of all the Lenders, request by notice to the Borrowers prior to the relevant Drawdown Date.

9.2	Waiver of conditions precedent. If all the Lenders, at their discretion, permit an Advance to be borrowed before certain of the conditions referred to in Clause 9.1 are satisfied, the Borrowers shall ensure that those conditions are satisfied within 5 Business Days after the relevant Drawdown Date (or such longer period as the Agent may, with the authorisation of all the Lenders, specify).

10	REPRESENTATIONS AND WARRANTIES

10.1	General. Each Borrower represents and warrants to each Creditor Party as follows.

10.2	Status. Each Borrower is duly incorporated and validly existing and in good standing under the laws of the Republic of Marshall Islands;

10.3	Share capital and ownership. Each Borrower has an authorised share capital of 500 registered and/or bearer shares without par value, all of which shares have been issued in bearer form and are wholly owned directly or indirectly by the Corporate Guarantor and all those shares are held free of any Security Interest or other claim.

10.4	Corporate power. Each Borrower has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute the Ship A MOA or the relevant Ship Shipbuilding Contract, as the case may be, to purchase and pay for its Ship under the Ship A MOA or relevant Shipbuilding Contract ,as the case may be, and register its Ship in its name under an Approved Flag;

(b)	to enter into, and perform its obligations under, the Approved Charter to which it is a party

(c)	to execute the Finance Documents to which it is a party; and

(d)	to borrow under this Agreement and to make all the payments contemplated by, and to comply with, those Finance Documents to which such Borrower is a party.

10.5	Consents in force. All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity; effective Security Interests. The Finance Documents to which a Borrower is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)	constitute such Borrower’s legal, valid and binding obligations enforceable against such Borrower in accordance with their respective terms; and

(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate,

subject to any relevant insolvency laws affecting creditors’ rights generally.

10.7	No third party Security Interests. Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Finance Document to which each Borrower is a party except for Permitted Security Interests:

(a)	such Borrower will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)	no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts. The execution by each Borrower of each Finance Document to which it is a party and the borrowing by that Borrower of the Loan, and its compliance with each Finance Document will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of that Borrower; or

(c)	any contractual or other obligation or restriction which is binding on that Borrower or any of its assets,

and will not have a Material Adverse Effect.

10.9	Subordination of Indenture. The obligations of:

(a)	the Borrowers, if any, under the Indenture and the Notes or the Guarantees (as each term is defined in the Indenture) issued thereunder are fully subordinated to the obligations of the Borrowers under this Agreement and the other Finance Documents; and

(b)	the Corporate Guarantor, under the Indenture and the Notes (as such term is defined in the Indenture) issued thereunder are fully subordinated to the obligations of the Corporate Guarantor under the Corporate Guarantee to the extent of the value of the assets securing this Agreement.

10.10	No withholding taxes. All payments which a Borrower is liable to make under the Finance Documents may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.11	No default. No Event of Default has occurred and is continuing.

10.12	Information. All information which has been provided in writing by or on behalf of the Borrowers or any Security Party to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.5; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.7 and are true, correct and not misleading and present fairly and accurately the financial position of the Borrowers; and there has been no change in the financial position or state of affairs of any Borrower, or the Corporate Guarantor from that disclosed in the latest of those accounts which is likely to have a Material Adverse Effect.

10.13	No litigation. No legal or administrative action involving any Borrower or any Security Party (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) has been commenced or taken or, to any Borrower’s knowledge, is likely to be commenced or taken which, in either case would be likely to have a Material Adverse Effect.

10.14	Validity and completeness of Initial Charters, the First Ship A MOA, Ship A MOA and Shipbuilding Contracts.

(a)	The copies of each Initial Charter, the First Ship A MOA, the Ship A MOA and each Shipbuilding Contract delivered to the Agent before the date of this Agreement are true and complete copies;

(b)	each Initial Charter, the First Ship A MOA, the Ship A MOA and each Shipbuilding Contract constitutes valid, binding and enforceable obligations of the Builder and the relevant Approved Charterer, the seller under the First Ship A MOA, the Seller A and the Borrower which is party to it respectively in accordance with its terms;

(c)	none of the Builders, the relevant Approved Charterer under each Initial Charter, the seller under the First Ship A MOA, the Seller A nor either of the Borrowers is in breach of its respective obligations under the terms of each Initial Charter, the Ship A MOA, the First Ship A MOA and each Shipbuilding Contract; and

(d)	other than those already advised to the Agent and which have been documented prior to the date of this Agreement, no amendments or additions to either Initial Charter or the Ship A MOA or the First Ship A MOA or either Shipbuilding Contracts have been agreed nor have the Borrowers, the relevant Approved Charterer, the seller under the First Ship A MOA, the Seller A and the Builder (or any of them) waived any of their respective rights under either Initial Charter or the Ship A MOA or the First Ship A MOA or either Shipbuilding Contract.

10.15	No rebates, etc. There is no agreement or understanding to allow or pay any rebate, premium, commission, discount or other benefit or payment (howsoever described) to a Borrower, an Approved Charterer, the seller under the First Ship A MOA, the Seller A or the Builder or any third party in connection with the purchase by a Borrower of a Ship at the relevant Purchase Price of the chartering of a Ship other than as disclosed to the Agent in writing on or prior to the date of this Agreement.

10.16	Compliance with certain undertakings. At the date of this Agreement, each Borrower is in compliance with Clauses 11.2, 11.4, 11.9 and 11.14.

10.17	Taxes paid. Each Borrower has paid all taxes applicable to, or imposed on or in relation to such Borrower, its business or its Ship.

10.18	ISM Code and ISPS Code compliance. All requirements of the ISM Code and the ISPS Code as they relate to a Borrower, the Approved Manager and a Ship shall be complied on or prior to the Delivery Date of that Ship.

10.19	No Money laundering. Each Borrower:

(a)	will not, and will procure that no Security Party, to the extent applicable, will, in connection with this Agreement or any of the other Finance Documents, contravene or permit any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities) and comparable United States Federal and state laws. Each Borrower shall further submit any documents and declarations on request, if such documents or declarations are required by any Creditor Party to comply with its domestic money laundering and/or legal identification requirements; and

(b)	confirm that it is the beneficiary within the meaning of Section 8 of the German Anti Money Laundering Act (Gesetz über das Aufspüren von Gewinnen aus schweren Straftaten (Geldwäschegesetz)), with such Borrower acting for its own account and not for or on behalf of any other person for each part of the Loan made or to be made available to it under this Agreement. That is to say, it acts for its own account and not for or on behalf of anyone else and under its full responsibility and exclusively for the purposes specified in this Agreement.

Each Borrower will promptly inform the Agent by written notice, if it ceases to be a beneficiary and will provide in writing the name and address of the beneficiary.

The Agent shall promptly notify the Lenders of any written notice it receives under this Clause 10.18.

11	GENERAL UNDERTAKINGS

11.1	General. Each Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 at all times during the Security Period except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit.

11.2	Title; negative pledge and pari passu ranking. Each Borrower will:

(a)	hold the legal title to, and own the entire beneficial interest in:
(i)	from the date hereof, the Approved Charter, the Ship A MOA and the relevant Shipbuilding Contract to which it is a party; and

(ii)	the Ship it is acquiring and her Insurances and her Earnings from the Delivery Date applicable thereto and at all times thereafter, its Ship, free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents and the effect of assignments contained in the Finance Documents;

(b)	not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future; and

(c)	procure that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.3	No disposal of assets. Neither Borrower will transfer, lease or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b)	any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation.

11.4	No other liabilities or obligations to be incurred. Neither Borrower will incur any liability or obligation except liabilities and obligations under the Shipbuilding Contract and the Finance Documents to which it is a party and liabilities or obligations reasonably incurred in the ordinary course of its business of operating and chartering its Ship and all other matters reasonably incidental thereto.

11.5	Information provided to be accurate. All financial and other information which is provided in writing by or on behalf of a Borrower under or in connection with any Finance Document will be true and not misleading and will not omit any material fact or consideration.

11.6	Provision of financial statements. The Borrowers will send to the Agent:

(a)	as soon as possible, but in no event later than 180 days after the end of each Financial Year of the Borrowers (commencing with the Financial Year ended 31 December 2008) the annual audited consolidated accounts of the Corporate Guarantor for that Financial Year; and

(b)	as soon as possible, but in no event later than 90 days after the end of each financial quarter in each Financial Year of the Borrowers ending on 31 March, 30 June, and 30 September (commencing with the financial statements for the financial quarter ending on 31 March 2009) the unaudited consolidated quarterly accounts of the Corporate Guarantor which are certified as to their correctness by the chief financial officer of the Corporate Guarantor; and

(c)	promptly after each request by the Agent, such further financial information about the Borrowers, the Corporate Guarantor, the Approved Manager and the Corporate Guarantor as the Agent may reasonably require.

11.7	Form of financial statements. All accounts (audited and unaudited) delivered under Clause 11.6 will:

(a)	be prepared in accordance with all applicable laws and US GAAP consistently applied;

(b)	in the case of the annual audited accounts of the Corporate Guarantor, be audited by an internationally renowned accounting firm whose report shall not include any material qualifications;

(c)	give a true and fair view of the state of affairs of the relevant person at the date of those accounts and of its profit for the period to which those accounts relate; and

(d)	fully disclose or provide for all significant liabilities of the Corporate Guarantor.

11.8	Consents. Each Borrower will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a)	for such Borrower to perform its obligations under any Finance Document to which it is a party;

(b)	for the validity or enforceability of any Finance Document to which it is a party;

(c)	for such Borrower to continue to own and operate the Ship owned by it,

and such Borrower will comply with the terms of all such consents.

11.9	Maintenance of Security Interests. The Borrowers will:

(a)	at their own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)	without limiting the generality of paragraph (a), at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Lenders, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.10	Notification of litigation. Each Borrower will provide the Agent with details of any legal or administrative action involving that Borrower, any Security Party, the Approved Manager or any Ship, its Earnings or its Insurances exceeding $500,000 as soon as such action is instituted or it becomes apparent to that Borrower that it is likely to be instituted, unless it is clear to that Borrower and the Lenders that the legal or administrative action cannot be considered material and relevant in the context of any Finance Document.

11.11	No amendment to the Ship A MOA or the relevant Shipbuilding Contract. Each Borrower agrees not to enter into any amendment or supplement to, or waive or fail to enforce, the Ship A MOA or the relevant Shipbuilding Contract to which it is a party or any of its provisions.

11.12	No amendment to the Approved Charters. Each Borrower will ensure that no Borrower shall agree to any amendment or supplement to, or waive or fail to enforce, any Approved Charter to which it is a party or any of its provisions.

11.13	Principal place of business. Each Borrower confirms that its business operation and management shall be conducted as presently conducted and, throughout the Security Period, will (i) maintain its place of business and keep its corporate documents and records, at the address stated at Clause 29.2(a); and (ii) neither Borrower nor the Corporate Guarantor will establish, or do anything as a result of which it would be deemed to have, a place of business or operations or management effected from England or the United States of America.

11.14	Notification of default. The Borrowers will notify the Agent as soon as a Borrower becomes aware of:

(a)	the occurrence of an Event of Default; or

(b)	any matter which indicates that an Event of Default may have occurred,

and will keep the Agent fully up-to-date with all developments.

11.15	Provision of further information. The Borrowers will, as soon as practicable after receiving the request, provide the Agent with any additional financial or other information relating:

(a)	to the Borrowers, the Ships, the Earnings or the Insurances; or

(b)	to any other matter relevant to, or to any provision of, a Finance Document,

which may reasonably be requested by the Agent, the Security Trustee or any Lender at any time.

11.16	Provision of copies and translation of documents. The Borrowers will supply the Agent with a sufficient number of copies of the documents referred to above to provide 1 copy for each Creditor Party; and if the Agent so requires in respect of any of those documents, the Borrowers will provide a certified English translation prepared by a translator approved by the Agent.

11.17	Charter Assignment. A Borrower shall, in the case it enters into a Charter, at the request of the Agent, execute in favour of the Security Trustee a Charter Assignment in respect of that Charter and shall deliver to the Agent such other documents equivalent to those referred to at paragraphs 3, 4 and 5 of Part A of Schedule 4 hereof.

11.18	Financial Covenants. The Borrowers shall procure that:

(a)	the ratio of Consolidated Cash Flow (defined and applied as set out in the Indenture Excerpt, which definition shall not be varied without the Lenders’ consent, irrespective of any variation of the Indenture itself) to Fixed Charges (defined and applied as set out in the Indenture Excerpt, which definition shall not be varied without the Lenders’ consent, irrespective of any variation of the Indenture itself) on a 12 month trailing basis shall at all times be at least 2 to 1; and

(b)	Total Liabilities divided by the Total Assets (adjusted for market values of vessels calculated in accordance with Clause 15.3) shall not exceed 75%.

For the purposes of this Clause 11.18 the following expressions shall have the following meanings:

“Total Assets” and “Total Liabilities” means respectively the total assets and total liabilities of the Corporate Guarantor as evidenced at any relevant time by its financial statements as described in Clause 11.6, in which they shall have been calculated by reference to the meanings assigned to them in accordance with US GAAP provided that the value of any vessel shall be calculated in accordance with Clause 15.3 and not as set out in the latest financial statements.

11.19	Indenture. The Borrowers shall procure that the Corporate Guarantor shall comply with all of the obligations undertaken by the Corporate Guarantor under the Indenture which are set out in the Indenture Excerpt and the Borrowers further agree that:

(a)	any terms defined in the Indenture shall have those meanings when used in the Indenture Excerpt;

(b)	no waiver or variation of any term of the Indenture by any person shall waive or vary the Borrowers’ obligations hereunder to comply with the obligations in the Indenture Excerpt, except with the consent of the Agent;

(c)	the Borrowers shall continue to be bound by their, or as the case may be, the Corporate Guarantor’s obligations as set out in the Indenture Excerpt following a Covenant Defeasance (as defined in the Indenture) or a Legal Defeasance (as defined in the Indenture) or other termination or cancellation of the Indenture;

(d)	the Borrowers will not, and will procure that the Corporate Guarantor will not, vary any term of the Indenture without the prior written consent of the Lenders.

11.20	Compliance Check. Compliance with these Financial Covenants contained in Clause 11.18 shall be determined by reference (a) to the unaudited consolidated accounts for the first six months in each Financial Year of the Corporate Guarantor and (b) to the audited consolidated accounts for that Financial Year of the Corporate Guarantor for each Financial Year delivered to the Agent pursuant to this Agreement. The Borrowers shall deliver to the Agent semi-annually, at the same time they deliver the consolidated accounts to the Agent pursuant to Clause 11.18, a Compliance Certificate signed by the chief financial officer of the Corporate Guarantor.

11.21	General and administrative costs. The Borrowers and the Corporate Guarantor shall ensure that the payment of all the general and administrative costs of the Borrowers in connection with the ownership and operation of the Ships (including, without limitation, the payment of the management fees pursuant to the Management Agreements) shall be fully subordinated to the payment obligations of the Borrowers and the Corporate Guarantor under this Agreement and the other Finance Documents throughout the Security Period.

11.22	Know your customer. The Borrowers will provide to (or procure that there is sent to) the Agent such documents and evidence as any Creditor Party shall require in relation to each of the Borrowers or any Security Party, based on applicable laws and regulations and each Creditor Party’s own internal guidelines relating to the verification of the identity and knowledge of its customers.

12	CORPORATE UNDERTAKINGS

12.1	General. Each Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit.

12.2	Maintenance of status. Each Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands.

12.3	Negative undertakings. No Borrower will:

(a)	change the nature of its business; or

(b)	provide any form of credit or financial assistance to:
(i)	a person who is directly or indirectly interested in such Borrower’s share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected, or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to such Borrower than those which it could obtain in a bargain made at arms’ length;

(c)	open or maintain any account with any bank or financial institution except accounts with the Account Bank for the purposes of the Finance Documents;

(d)	acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative;

(e)	issue, allot or grant any person a right or permit the occurrence of any Security Interest to any shares in its capital or repurchase or reduce its issued share capital;

(f)	enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation; or

(g)	incur any further indebtedness or enter into any form of guarantee except indebtedness reasonably incurred in the ordinary course of its business.

12.4	Ownership/Management. The Borrowers undertake to ensure that, throughout the Security Period and without the prior written consent of the Agent, there shall be no change in the beneficial ownership of any of the shares in either of the Borrowers or in the control or management of either of the Borrowers except for changes approved in writing by the Agent or which result in the shares being beneficially owned by a member of the Group.

12.5	Subordination of rights. The Borrower shall ensure and procure that all its obligations in respect of any loan made available to it by any member of the Group shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents under terms and conditions acceptable by the Agent (acting upon the instructions of the Majority Lenders):

13	INSURANCE

13.1	General. Each Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 13 at all times during the Security Period (after a Ship has been delivered to it pursuant to the relevant Shipbuilding Contract) except as the Agent may, with the authorisation of the Majority the Lenders, otherwise permit.

13.2	Maintenance of obligatory insurances. Each Borrower shall keep the Ship owned by it insured at the expense of such Borrower against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks;

(c)	protection and indemnity risks;

(d)	in respect of the Initial Charters, Credit Default Insurance; and

(e)	any other risks against which the Security Trustee considers, having regard to practices and other circumstances prevailing at the relevant time, it would in the opinion of the Security Trustee be reasonable for such Borrower to insure and which are mutually agreed between the Security Trustee and such Borrower.

13.3	Terms of obligatory insurances. Each Borrower shall effect such insurances:

(a)	in Dollars;

(b)	in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of (i) the market value of its Ship and (ii) an amount so that the aggregate insured values of the Ships at any time subject to a Mortgage is at least 120 per cent. of the Loan; and

(c)	in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available (for the time being $1,000,000,000) under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and in the international marine insurance market;

(d)	in relation to protection and indemnity risks in respect of the full tonnage of the Ship owned by it; and

(e)	on such terms as shall from time to time be approved in writing by the Agent.

13.4	Further protections for the Creditor Parties. In addition to the terms set out in Clause 13.3, each Borrower shall procure that the obligatory insurances shall:

(a)	upon the occurrence of an Event of Default and while it is continuing (except in relation to risks referred to in Clause 13.2(c)) , name (or be amended to name) the Security Trustee as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Lender, but without the Security Trustee thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance and shall procure that no other assured shall be additionally named without the prior written consent of the Security Trustee;

(b)	name the Security Trustee as loss payee with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)	provide that the insurers shall waive, to the fullest extent permitted by the applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee in respect of the Secured Liabilities, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Borrowers or any Creditor Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if such Borrower fails to do so; and

(g)	provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse.

13.5	Renewal of obligatory insurances. Each Borrower shall:

(a)	at least 14 days before the expiry of any obligatory insurance:
(i)	notify the Security Trustee of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom such Borrower proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii)	in case of any substantial change in insurance cover, obtain the Agent’s approval to the matters referred to in paragraph (i);
(b)	at least 7 days before the expiry of any obligatory insurance, renew that obligatory insurance; and

(c)	procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6	Copies of policies; letters of undertaking. Each Borrower shall ensure that all brokers provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters or undertaking in a form required by the Lenders and including undertakings by the brokers that:

(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)	they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances;

(d)	they will notify the Security Trustee, not less than 7 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from such Borrower or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)	they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by such Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship owned by such Borrower or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship owned buy such Borrower forthwith upon being so requested by the Security Trustee.

13.7	Copies of certificates of entry. Each Borrower shall provide or ensure that any protection and indemnity and/or war risks associations in which the Ship owned by such Borrower is entered provides the Security Trustee with:

(a)	a certified copy of the certificate of entry for such Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee;

(c)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship;

(d)	where required to be issued under the terms of insurance/indemnity provided by such Borrower’s protection and indemnity association, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by such Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(e)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship.

13.8	Deposit of original policies. Each Borrower shall ensure that all policies relating to obligatory insurances are deposited with the brokers through which the insurances are effected or renewed.

13.9	Payment of premiums. Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances and produce all relevant receipts when so required by the Security Trustee.

13.10	Guarantees. Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11	Restrictions on employment. Neither Borrower shall employ its Ship nor permit her to be employed, outside the cover provided by any obligatory insurances.

13.12	Compliance with terms of insurances. Neither Borrower shall do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular:

(a)	each Borrower shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 13.7(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	neither Borrower shall make any changes relating to the classification or classification society or manager or operator of the Ship owned by such Borrower approved by the underwriters of the obligatory insurances; and

(c)	neither Borrower shall employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.13	Alteration to terms of insurances. Neither Borrower shall make or agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

13.14	Settlement of claims. Neither Borrower shall settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

13.15	Provision of copies of communications. Following the occurrence of an Event of Default, each Borrower shall provide the Security Trustee, at the time of each such communication, copies of all written communications between that Borrower and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters;

which relate directly or indirectly to:

(i)	that Borrower’s obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii)	any credit arrangements made between that Borrower and any of the persons referred to in paragraphs (a) or (b) relating wholly or partly to the effecting or maintenance of the obligatory insurances.
13.16	Provision of information. In addition, each Borrower shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 13.16 below or dealing with or considering any matters relating to any such insurances,

and such Borrower shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

13.17	Mortgagee’s interest and additional perils insurances. The Security Trustee shall be entitled from time to time to effect, maintain and renew all or any of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

(a)	a mortgagee’s interest marine insurance in an amount of 110 per cent of the Loan providing for the indemnification of the Creditor Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to a Ship or a liability of such Ship or of the Borrower which is the owner thereof, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning:
(i)	any act or omission on the part of such Borrower, of any operator, charterer, manager or sub-manager of the Ship or of any officer, employee or agent of such Borrower or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)	any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of such Borrower , any other person referred to in paragraph (i) above, or of any officer, employee or agent of such Borrower or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee’s interest marine insurance policy whether or not similar to the foregoing;
(b)	a mortgagee’s interest additional perils policy in an amount of not less than 110 per cent. of the Loan providing for the indemnification of the Creditor Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of such Ship, the imposition of any Security Interest over such Ship and/or any other matter capable of being insured against under a mortgagee’s interest additional perils policy whether or not similar to the foregoing, and the Borrowers shall upon demand fully indemnify the Security Trustee in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.18	Review of insurance requirements. The Security Trustee shall be entitled to review the requirements of this Clause 13 from time to time in order to take account of any changes in circumstances after the date of this Agreement which are in the reasonable opinion of the Security Trustee, significant and capable of affecting the Borrowers or the Ships and their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Borrowers may be subject), and may appoint at a maximum of once per year insurance consultants in relation to this review at the cost of the Borrowers.

14	SHIP COVENANTS

14.1	General. Each Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 14 at all times during the Security Period (after a Ship has been delivered pursuant to the relevant Shipbuilding Contract) each except as the Agent, with the authorisation of the Majority Lenders, may otherwise permit.

14.2	Ship’s name and registration. Each Borrower shall register the Ship owned by it under an Approved Flag; shall not do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the name or port of registry of such Ship.

14.3	Repair and classification. Each Borrower shall keep its Ship in a good and safe sea and cargo worthy condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain such Ship with the highest classification available for vessels of the same age, type and specification as such Ship with an approved classification society which is a member of IACS (except for the Chinese Classification Society of the People’s Republic of China and the Russian Maritime Registry of Shipping in Russia) and which is acceptable to the Agent free of all overdue recommendations and conditions; and

(c)	so as to comply with all laws and regulations applicable to vessels registered at ports in the applicable Approved Flag State, or to vessels trading to any jurisdiction to which that Ship may trade from time to time, including but not limited to the ISM Code, the ISM Code Documentation, the ISPS Code and the ISPS Code Documentation.

14.4	Classification society undertaking. Each Borrower shall instruct the classification society of the Ship owned by it to do all or any of the following after the occurrence of an Event of Default or (and procure that the classification society undertakes with the Security Trustee at such time):

(a)	to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the classification society in relation to the Ship;

(b)	to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Borrower and the Ship at the offices of the classification society and to take copies of them;

(c)	to notify the Security Trustee immediately in writing if the classification society:

(i)	receives notification from that Borrower or any person that that Ship’s classification society is to be changed; or

(ii)	becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship’s class under the rules or terms and conditions of that Borrower’s or that Ship’s membership of the classification society;
(d)	following receipt of a written request from the Security Trustee:
(i)	to confirm that that Borrower is not in default of any of its contractual obligations or liabilities to the classification society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the classification society; or

(ii)	if that Borrower is in default of any of its contractual obligations or liabilities to the classification society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the classification society.
14.5	Modification. Each Borrower shall not make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

14.6	Removal of parts. Each Borrower shall not remove any material part of the Ship owned by it, or any item of equipment installed on, that Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of that Borrower and subject to the security constituted by the relevant Mortgage Provided that a Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by it.

14.7	Surveys. Each Borrower shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by all the Lenders provide the Security Trustee, with copies of all survey reports.

14.8	Inspection. Without prejudice to the Borrower’s obligations pursuant to Clause 14.7, each Borrower shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times without interruption to such Ship’s normal schedule, or interference with its operation, to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections (including, without limitation, submitting the Ship for a technical physical survey). All fees and expenses incurred in relation to the appointment of the surveyors and the preparation and issuing of all technical reports pursuant to this Clause 14.9 shall be the account of the Borrowers. Provided that so long as a Ship is found to be in a satisfactory condition to the Agent and no continuing Event of Default shall be in existence, the Borrowers shall not be obliged to pay the fees and expenses incurred in connection with the inspection of that Ship more than once in any twelve-month period.

14.9	Prevention of and release from arrest. Each Borrower shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it, the Earnings or the Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, the Earnings or the Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship owned by it, the Earnings or the Insurances;

and, forthwith upon receiving notice of the arrest of the Ship owned by it, or of its detention in exercise or purported exercise of any lien or claim, that Borrower shall procure its release by providing bail or otherwise as the circumstances may require.

14.10	Compliance with laws etc. Each Borrower shall (and shall procure that the Approved Manager shall):

(a)	comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to its Ship, its ownership, operation and management or to the business of such Borrower (including, but not limited to, the International Management Code for the Safe Operation of Ships and for Pollution Prevention);

(b)	not employ its Ship nor allow its employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)	in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit it to enter or trade to any zone which is declared a war zone by any government or by that Ship’s war risks insurers unless the prior written consent of the all the Lenders has been given and the Borrowers have (at its expense) effected any special, additional or modified insurance cover which the Lenders may require.

14.11	Provision of information. The Borrowers shall promptly provide the Security Trustee with any information which the Lenders request regarding:

(a)	the Ships, their employment, position and engagements;

(b)	the Earnings and payments and amounts due to a Ship’s master and crew;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of a Ship and any payments made in respect of a Ship;

(d)	any towages and salvages;

(e)	its own, the Approved Manager’s or a Ship’s compliance with the ISM Code and the ISPS Code,

and, upon the Security Trustee’s request, provide copies of any current charter relating to a Ship, of any current charter guarantee and copies of the ISM Code Documentation and the ISPS Code Documentation.

14.12	Notification of certain events. The Borrowers shall immediately notify the Security Trustee by fax, confirmed forthwith, by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which a Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of a Ship, any exercise or purported exercise of any lien on either Ship or the Earnings or any requisition of either Ship for hire that is not lifted within 7 days;

(e)	any intended dry docking of a Ship;

(f)	any Environmental Claim made against a Borrower or in connection with a Ship, or any Environmental Incident;

(g)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with;

and the Borrowers shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the relevant Borrower’s, the Approved Manager’s or any other person’s response to any of those events or matters.

14.13	Restrictions on chartering, appointment of managers, etc. Neither Borrower shall in relation to the Ship owned by it:

(a)	let that Ship on demise charter for any period;

(b)	enter into any time or consecutive voyage charter in respect of that Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, 11 months;

(c)	enter into any charter in relation to that Ship under which more than 2 months’ hire (or the equivalent) is payable in advance;

(d)	charter that Ship otherwise than on bona fide arm’s length terms at the time when the Ship is fixed;

(e)	except with the prior written consent of the Agent, appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager’s appointment;

(f)	de-activate or lay up that Ship; or

(g)	put its Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $1,000,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the relevant Ship or her Earnings for the cost of such work or for any other reason.

14.14	Notice of Mortgage. Each Borrower shall keep the Mortgage registered against its Ship as a valid first priority mortgage, carry on board its Ship a certified copy of such Mortgage and place and maintain in a conspicuous place in the navigation room and the Master’s cabin of the Ship a framed printed notice stating that the Ship is mortgaged by such Borrower to the Security Trustee.

14.15	Sharing of Earnings. Neither Borrower shall:

(a)	enter into any agreement or arrangement for the sharing of any Earnings; or

(b)	enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Borrower to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

14.16	ISPS Code. Each Borrower shall comply, and procure that the Approved Manager complies, with the ISPS Code and in particular, without limitation, shall:

(a)	procure that each Ship and the Approved Manager comply with the ISPS Code;

(b)	maintain for each Ship an ISM SMS and an ISSC; and

(c)	notify the Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or material modification of the ISSC.

15	SECURITY COVER

15.1	Minimum required security cover. Clause 15.2 applies if the Agent notifies the Borrower that:

(a)	the aggregate of the Market Values of the Ships; plus

(b)	the net realisable value of any additional security previously provided under this Clause 15 is, at any time during the Security Period below 120 per cent. of an amount equal to the Loan less any cash held in accounts pledged to the Lenders.

15.2	Provision of additional security; prepayment. If the Agent serves a notice on the Borrowers under Clause 15.1, the Borrowers shall, within 1 month after the date on which the Agent’s notice is served, either:

(a)	provide, or ensure that a third party provides, additional security which, in the opinion of all the Lenders, has a net realisable value at least equal to the shortfall and is documented in such terms as the Agent may, with the authorisation of all the Lenders, approve or require; or

(b)	prepay such part (at least) of the Loan as will eliminate the shortfall.

In Clause 15.1 and in this Clause 15.2 “security” means a Security Interest over an asset or assets acceptable to the Lender (whether securing the Borrower’s liabilities under the Finance Documents or a guarantee in respect of those liabilities), or a guarantee, letter of credit or other security in respect of the Borrower’s liabilities under the Finance Documents.

15.3	Valuation of a Ship. The Market Value of a Ship at any date is that shown by a valuation prepared:

(a)	as at a date not more than 14 days previously;

(b)	by an Approved Broker;

(c)	without physical inspection of that Ship (unless reasonably required by the Agent);

(d)	on the basis of a sale for prompt delivery for cash on normal arm’s length commercial terms as between a willing seller and a willing buyer, taking into account any existing charter;

Provided that if the Agent does not reasonably accept the valuation obtained by the Borrower by advising the Borrower in writing within 3 Business Days of the Borrower advising the Agent of such valuation, the Agent may, at the cost of the Borrowers, obtain a second valuation in accordance with paragraphs (a) to (d) of this Clause 15.3 and the Market Value of the relevant Ship will be the average of such 2 valuations.

15.4	Value of additional vessel security. The net realisable value of any additional security which is provided under Clause 15.2 and which consists of a Security Interest over a vessel shall be that shown by a valuation complying with the requirements of Clause 15.3.

15.5	Valuations binding. Any valuation under Clause 15.2, 15.3 or 15.4 shall be binding and conclusive as regards the Borrowers, as shall be any valuation which the Lenders make of any additional security which does not consist of or include a Security Interest.

15.6	Provision of information. The Borrowers shall promptly provide the Agent and any Approved Broker or expert acting under Clause 15.3 or 15.4 with any information which the Agent or the shipbroker or expert may request for the purposes of the valuation; and, if the Borrowers fail to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which the Approved Broker or the Lenders (or the expert appointed by them) consider prudent.

15.7	Payment of valuation expenses. Without prejudice to the generality of the Borrowers’ obligations under Clauses 20.2, 20.3 and 21.3, the Borrowers shall, on demand, pay the Agent the amount of the fees and expenses of any Approved Broker or expert instructed by the Agent under this Clause and all legal and other expenses incurred by any Creditor Party in connection with any matter arising out of this Clause.

15.8	Frequency of valuations. The Agent shall (at the cost of the Borrowers) obtain a valuation of each Ship which is required to determine its Market Value pursuant to this Clause 15.3 once every calendar year together with the Financial Year end Compliance Certificate thereafter throughout the Security Period commencing with the valuation to be provided or prior to the Delivery Date for such Ship.

15.9	Application of prepayment. Clause 8.11 (b) shall apply in relation to any prepayment pursuant to Clause 15.2(b).

15.10	Release of additional security. If a Borrower or a third party has provided additional security as specified in Clause 15.1(b) and the Borrowers at a later time provide the Agent with a valuation of each Ship made in accordance with Clause 15.3, each evidencing that the aggregate Market Value of the Ships exceeds 120 per cent. of the Loan, the additional security (or the relevant part thereof) shall be released at the Borrowers’ expense to the extent that the minimum security cover specified in Clause 15.1 would be maintained following such release Provided at that time there is no Event of Default nor will an Event of Default occur as a result of such release.

16	PAYMENTS AND CALCULATIONS

16.1	Currency and method of payments. All payments to be made by the Lenders or by the Borrowers under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(a)	by not later than 11.00 a.m. (New York City time) on the due date;

(b)	in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(c)	in the case of an amount payable by a Lender to the Agent or by a Borrower to the Agent or any Lender, to the account of the Agent with a bank in New York: “Portorosa Marine Corp.. and Surf Maritime Co.”), or to such other account with such other bank as the Agent may from time to time notify to the Borrowers and the other Creditor Parties; and

(d)	in the case of an amount payable to the Security Trustee, to such account as it may from time to time notify to the Borrowers and the other Creditor Parties.

16.2	Payment on non-Business Day. If any payment by a Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)	if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day;

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3	Basis for calculation of periodic payments. All interest and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

16.4	Distribution of payments to Creditor Parties. Subject to Clauses 16.5, 16.6 and 16.7:

(a)	any amount received by the Agent under a Finance Document for distribution or remittance to a Lender or the Security Trustee shall be made available by the Agent to that Lender or, as the case may be, the Security Trustee by payment, with funds having the same value as the funds received, to such account as that Lender or the Security Trustee may have notified to the Agent not less than 5 Business Days previously; and

(b)	amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Agent to each Lender pro rata to the amount in that category which is due to it.

16.5	Permitted deductions by Agent. Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Lender under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender to pay on demand.

16.6	Agent only obliged to pay when monies received. Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrowers or any Lender any sum which the Agent is expecting to receive for remittance or distribution to the Borrowers or that Lender until the Agent has satisfied itself that it has received that sum.

16.7	Refund to Agent of monies not received. If and to the extent that the Agent makes available a sum to a Borrower or a Lender, without first having received that sum, the Borrower concerned or (as the case may be) the Lender concerned shall, on demand:

(a)	refund the sum in full to the Agent; and

(b)	pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8	Agent may assume receipt. Clause 16.7 shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9	Creditor Party accounts. Each Creditor Party shall maintain accounts showing the amounts owing to it by each Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by any Borrower and any Security Party.

16.10	Agent’s memorandum account. The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by any Borrower and any Security Party.

16.11	Accounts prima facie evidence. If any accounts maintained under Clauses 16.9 and 16.10 show an amount to be owing by a Borrower or a Security Party to a Creditor Party, those accounts shall be prima facie evidence that that amount is owing to that Creditor Party.

17	APPLICATION OF RECEIPTS

17.1	Normal order of application. Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:

(a)	FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents in the following order and proportions:
(i)	first, in or towards satisfaction pro rata of all amounts then due and payable to the Creditor Parties under the Finance Documents other than those amounts referred to at paragraphs (ii) and (iii) (including, but without limitation, all amounts payable by the Borrowers under Clauses 20, 21 and 22 of this Agreement or by the Borrowers or any Security Party under any corresponding or similar provision in any other Finance Document);

(ii)	secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents; and

(iii)	thirdly, in or towards satisfaction of the Loan;
(b)	SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document but which the Agent, by notice to the Borrowers, the Security Parties and the other Creditor Parties, states in its opinion will or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the foregoing provisions of this Clause; and

(c)	THIRDLY: any surplus shall be paid to the Borrowers or to any other person appearing to be entitled to it.

17.2	Variation of order of application. The Agent may, with the authorisation of all the Lenders, by notice to the Borrowers, the other Security Parties and the other Creditor Parties provide for a different manner of application from that set out in Clause 17.1 either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.3	Notice of variation of order of application. The Agent may give notices under Clause 17.2 from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

17.4	Appropriation rights overridden. This Clause 17 and any notice which the Agent gives under Clause 17.2 shall override any right of appropriation possessed, and any appropriation made, by the Borrowers or any other Security Party.

18	APPLICATION OF EARNINGS

18.1	Payment of Earnings. Each Borrower undertakes with each Creditor Party to ensure that, throughout the Security Period (and subject only to the provisions of the General Assignments), all the Earnings of the Ship owned by it are paid to the Earnings Account for that Ship.

18.2	Location of accounts. Each Borrower shall promptly :

(a)	comply with any requirement of the Agent as to the location or re-location of the Earnings Accounts (or either of them);

(b)	execute any documents which the Agent specifies to create or maintain in favour of the Security Trustee a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Earnings Accounts.

18.3	Minimum Liquidity. The Borrowers shall ensure and procure that, at any time and in respect of each Advance, there shall be credited to the Earnings Account(s) amounts at least equal to the aggregate of (i) the next repayment instalment of each such Advance falling due and (ii) any interest to accrue until the next repayment date of each such Advance.

18.4	Debits for expenses etc. The Agent shall be entitled (but not obliged) from time to time to debit any Earnings Account without prior notice in order to discharge any amount due and payable under Clause 20 or 21 to a Creditor Party or payment of which any Creditor Party has become entitled to demand under Clause 20 or 21.

19	EVENTS OF DEFAULT

19.1	Events of Default. An Event of Default occurs if:

(a)	either Borrower or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document;

(b)	any breach occurs of Clause 9.2, 11.2, 11.3, 11.18, 11.19, 12.2, 12.3, 12.4, 12.5, 13.2, 13.3, 15.1, 18.1 or 18.3; or

(c)	any breach by either Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b)) if, in the opinion of all the Lenders, such default is capable of remedy, and such default continues unremedied 15 Business Days after written notice from the Agent requesting action to remedy the same; or

(d)	(subject to any applicable grace period specified in the Finance Document) any breach by either Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a), (b) or (c)); or

(e)	any representation, warranty or statement made by, or by an officer of, a Borrower or a Security Party in a Finance Document or in the Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading when it is made; or

(f)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person:
(i)	any Financial Indebtedness of a Relevant Person is not paid when due or, if so payable, on demand; or

(ii)	any Financial Indebtedness of a Relevant Person becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default; or

(iii)	any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable; or
(g)	any of the following occurs in relation to any Financial Indebtedness of a Borrower:
(i)	a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Borrower is terminated by the lessor or owner or becomes capable of being terminated as a consequence of any termination event; or

(ii)	any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Borrower ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or
(h)	any of the following occurs in relation to a Relevant Person:
(i)	a Relevant Person becomes unable to pay its debts as they fall due; or

(ii)	any asset of a Relevant Person (other than the Corporate Guarantor) is subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of, $500,000 or more or the equivalent in another currency and, in the case of the Corporate Guarantor, is subject to any form of execution, attachment, arrest, sequestration or distress which is likely to have a Material Adverse Effect; or

(iii)	any administrative or other receiver is appointed over any asset of a Relevant Person; or

(iv)	an administrator is appointed (whether by the court or otherwise) in respect of a Relevant Person; or

(v)	any formal declaration of bankruptcy or any formal statement to the effect that a Relevant Person is insolvent or likely to become insolvent is made by a Relevant Person or by the directors of a Relevant Person or, in any proceedings, by a lawyer acting for a Relevant Person; or

(vi)	a provisional liquidator is appointed in respect of a Relevant Person, a winding up order is made in relation to a Relevant Person or a winding up resolution is passed by a Relevant Person; or

(vii)	a resolution is passed, an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by (aa) a Relevant Person, (bb) the members or directors of a Relevant Person, (cc) a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person, or (dd) a government minister or public or regulatory authority of a Pertinent Jurisdiction for or with a view to the winding up of that or another Relevant Person or the appointment of a provisional liquidator or administrator in respect of that or another Relevant Person, or that or another Relevant Person ceasing or suspending business operations or payments to creditors, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than the Borrowers or the Corporate Guarantor which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by all the Lenders and effected not later than 3 months after the commencement of the winding up; or

(viii)	an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by a creditor of a Relevant Person (other than a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person) for the winding up of a Relevant Person or the appointment of a provisional liquidator or administrator in respect of a Relevant Person in any Pertinent Jurisdiction, unless the proposed winding up, appointment of a provisional liquidator or administration is being contested in good faith, on substantial grounds and not with a view to some other insolvency law procedure being implemented instead and either (aa) the application or petition is dismissed or withdrawn within 30 days of being made or presented, or (bb) within 30 days of the administration notice being given or filed, or the other relevant steps being taken, other action is taken which will ensure that there will be no administration and (in both cases (aa) or (bb)) the Relevant Person will continue to carry on business in the ordinary way and without being the subject of any actual, interim or pending insolvency law procedure; or

(ix)	a Relevant Person or its directors take any steps (whether by making or presenting an application or petition to a court, or submitting or presenting a document setting out a proposal or proposed terms, or otherwise) with a view to obtaining, in relation to that or another Relevant Person, any form of moratorium, suspension or deferral of payments, reorganisation of debt (or certain debt) or arrangement with all or a substantial proportion (by number or value) of creditors or of any class of them or any such moratorium, suspension or deferral of payments, reorganisation or arrangement is effected by court order, by the filing of documents with a court, by means of a contract or in any other way at all; or

(x)	any meeting of the members or directors, or of any committee of the board or senior management, of a Relevant Person is held or summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iv) to (ix) or a step preparatory to such action, or (with or without such a meeting) the members, directors or such a committee resolve or agree that such an action or step should be taken or should be taken if certain conditions materialise or fail to materialise; or

(xi)	in a Pertinent Jurisdiction other than England, any event occurs, any proceedings are opened or commenced or any step is taken which, in the opinion of all the Lenders, is similar to any of the foregoing; or
(i)	either Borrower or any Security Party ceases or suspends carrying on its business or a part of its business which, in the opinion of all the Lenders, is material in the context of this Agreement; or

(j)	it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i)	for either Borrower or any Security Party to discharge any liability under a Finance Document or to comply with any other obligation which all the Lenders consider material under a Finance Document; and

(ii)	for the Agent, the Security Trustee or the Lenders to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or
(k)	any consent necessary to enable either Borrower to own, operate or charter the Ship owned by it or to enable either Borrower or any Security Party to comply with any provision which all the Lenders consider material of a Finance Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled; or

(l)	it reasonably appears to the Lenders that, without their prior consent, a change has occurred or probably has occurred after the date of this Agreement in the beneficial ownership of any of the shares in either Borrower, or in the control of the voting rights attaching to any of those shares which results in the Borrowers not being in compliance with their obligations under Clause 12.4; or

(m)	any provision which the Lenders consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(n)	the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(o)	(without limiting the generality of paragraph (m) above), either Credit Default Insurance with respect to the Initial Charters, ceases to exist;

(p)	any other event occurs or any other circumstances arise or develop including, without limitation:
(i)	a change in the financial position, state of affairs or prospects of any Borrower or any other Security Party; or

(ii)	any accident or other event involving a Ship or another vessel owned, chartered or operated by a Relevant Person; or

(iii)	commencement of legal or administrative action involving the Borrowers the Ships or any Security Party which constitutes a Material Adverse Change.

19.2	Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default:

(a)	the Agent may, and if so instructed by the Majority Lenders, the Agent shall:
(i)	serve on the Borrowers a notice stating that the Commitments and all other obligations of each Lender to the Borrowers under this Agreement are terminated; and/or

(ii)	serve on the Borrowers a notice stating that if the Event of Default is not remedied, in the case of an Event of Default falling within Clause 19.1(a), within 5 days and in any other case, within 30 days, the Loan, all accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii)	take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii), the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or
(b)	the Security Trustee may, and if so instructed by the Agent, acting with the authorisation of the Majority Lender, the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under paragraph (a) (i) or (ii), the Security Trustee, the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law.

19.3	Termination of Commitments. On the service of a notice under Clauses 19.2(a)(i), the Commitments and all other obligations of each Lender to the Borrowers under this Agreement shall terminate.

19.4	Acceleration of Loan. On the service of a notice under Clause 19.2(a)(ii), the Loan, all accrued interest and all other amounts accrued or owing from the Borrowers or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5	Multiple notices; action without notice. The Agent may serve notices under Clauses 19.2 (a)(i) and (ii) simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in Clause 19.2 if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6	Notification of Creditor Parties and Security Parties. The Agent shall send to each Lender, the Security Trustee and each Security Party a copy or the text of any notice which the Agent serves on the Borrowers under Clause 19.2; but the notice shall become effective when it is served on the Borrowers, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide a Borrower or any Security Party with any form of claim or defence.

19.7	Lender’s rights unimpaired. Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1.

19.8	Exclusion of Creditor Party liability. No Creditor Party, and no receiver or manager appointed by the Security Trustee, shall have any liability to a Borrower or a Security Party:

(a)	for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)	as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset, except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been directly and mainly caused by the dishonesty or the wilful misconduct of such Creditor Party’s own officers and employees or (as the case may be) such receiver’s or manager’s own partners or employees.

19.9	Relevant Persons. In this Clause 19 a “Relevant Person” means the Borrowers, the Corporate Guarantor and any other Security Party.

19.10	Interpretation. In Clause 19.1(f) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in Clause 19.1(g) “petition” includes an application.

20	FEES AND EXPENSES

20.1	Arrangement, commitment and agency fees. The Borrowers shall pay to the Agent:

(a)	a commitment fee (for distribution among the Lenders pro rata to their Commitments) at the rate of 0.40 per cent. per annum on the amount of the Total Commitments less the amount of the Loan for the period from (and including) May 2009 up to the earlier of (i) the Final Availability Date of the Ship B Advance, (ii) if earlier, the Drawdown Date of the Ship B Advance and (iii) the date on which the Total Commitments are fully cancelled or terminated, such fee to be paid quarterly in arrears and on the last day of such period;

(b)	an arrangement fee (for distribution among the Lenders at the sole discretion of the Agent), equal to 0.80 per cent of the amount of the Total Commitments payable as follows:
(i)	50 per cent. of such arrangement fee has been paid on the date of acceptance of the Summary of Terms; and

(ii)	the remaining 50 per cent shall be paid in two equal instalments, each equal to 0.40 per cent. of the maximum amount of each Advance each such instalment to be paid on the Drawdown Date of such Advance,
Provided that :
(A)	the first instalment of the arrangement fee referred to in paragraph (i) above shall be non-refundable irrespective whether any part of the Total Commitments are drawn down hereunder for any other reason whatsoever; and

(B)	in case the Agent determines that the arrangement fee needs to be increased in order to achieve for a successful syndication of the Total Commitment or any part thereof, the amount of the arrangement fee to be paid and the manner of payment thereof may, at the discretion of the Agent and in cooperation with the Borrowers and the Corporate Guarantor each of whom shall act reasonably, be adjusted and increased up to an amount not exceeding in aggregate 1.20 per cent of the amount of the Total Commitments; and
(c)	if at any time there are at least 2 Lenders, an agency fee equal to $10,000 for each Ship which is subject to a Mortgage payable annually in advance.

20.2	Costs of negotiation, preparation etc. The Borrowers shall pay to the Agent on its demand the amount of all reasonable expenses incurred by the Agent or the Security Trustee in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document (including, without limitation, any expenses incurred by the Lenders with respect to the legal opinions stipulated in Schedule 4).

20.3	Costs of variations, amendments, enforcement etc. The Borrowers shall pay to the Agent, on the Agent’s demand, for the account of the Creditor Party concerned, the amount of all expenses incurred by a Creditor Party in connection with:

(a)	any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made;

(b)	any consent or waiver by the Lenders or the Creditor Party concerned under or in connection with a Finance Document, or any request for such a consent or waiver;

(c)	the valuation of any security provided or offered under Clause 15 or any other matter relating to such security; or

(d)	where the Agent, in its absolute opinion, considers that there has been a material change to the insurances in respect of a Ship, the review of the insurances of such Ship pursuant to Clause 13.18; and

(e)	any step taken by the Lender concerned with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.4	Documentary taxes. The Borrowers shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent’s demand, fully indemnify each Creditor Party against any claims, expenses, liabilities and losses resulting from any failure or delay by the Borrower to pay such a tax.

20.5	Certification of amounts. A notice which is signed by 2 officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21	INDEMNITIES

21.1	Indemnities regarding borrowing and repayment of Loan. The Borrowers shall fully indemnify the Agent and each Lender on the Agent’s demand and the Security Trustee on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a)	the Loan not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender claiming the indemnity;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)	any failure (for whatever reason) by a Borrower to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrowers on the amount concerned under Clause 7);

(d)	the occurrence and/or continuance of an Event of Default and/or the acceleration of repayment of the Loan under Clause 19;

and in respect of any tax (other than tax on its overall net income) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2	Breakage costs. Without limiting its generality, Clause 21.1 covers any claim, expense, liability or loss, including a loss of a prospective profit, incurred by a Lender:

(a)	in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of its Contribution and/or any overdue amount (or an aggregate amount which includes its Contribution or any overdue amount); and

(b)	in terminating, or otherwise in connection with, any interest and/or currency swap or any other transaction entered into (whether with another legal entity or with another office or department of the Lender concerned) to hedge any exposure arising under this Agreement or that part which the Lender concerned determines is fairly attributable to this Agreement of the amount of the liabilities, expenses or losses (including losses of prospective profits) incurred by it in terminating, or otherwise in connection with, a number of transactions of which this Agreement is one.

21.3	Miscellaneous indemnities. The Borrowers shall fully indemnify each Creditor Party severally on their respective demands in respect of all claims, expenses, liabilities and losses and expenses of every kind (“liability items”) which may be made or brought against or incurred by a Creditor Party, in any country, as a result of or in connection with:

(a)	any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document; and

(b)	any other event, matter or question which occurs or arises at any time during the Security Period and which has any connection with, or any bearing on, any Finance Document, any payment or other transaction relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created (or intended to be created) by a Finance Document.

other than liability items which are shown to have been caused by the gross negligence or the wilful misconduct of the Agent’s or (as the case may be) the Security Trustee’s own officers or employees.

21.4	Extension of indemnities; environmental indemnity. Without prejudice to its generality, Clause 21.3 covers:

(a)	any matter which would be covered by Clause 20.3 if any of the references in that Clause to a Lender were a reference to the Agent or (as the case may be) to the Security Trustee; and

(b)	any liability items which arise, or are asserted, under or in connection with any law or any regulation relating to safety at sea, pollution or the protection of the environment, including but not limited to the ISM Code and the ISPS Code.

21.5	Currency indemnity. If any sum due from a Borrower or any Security Party to a Creditor Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making or lodging any claim or proof against any Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order or judgment from any court or other tribunal; or

(c)	enforcing any such order or judgment;

the Borrowers shall indemnify the Creditor Party concerned against the loss arising when the amount of the payment actually received by that Creditor Party is converted at the available rate of exchange into the Contractual Currency.

In this Clause 21.5, the “available rate of exchange” means the rate at which the Creditor Party concerned is able at the opening of business (London time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

This Clause 21.5 creates a separate liability of the Borrowers which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.6	Certification of amounts. A notice which is signed by 2 officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21.7	Sums deemed due to a Lender. For the purposes of this Clause 21, a sum payable by a Borrower to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

22	NO SET-OFF OR TAX DEDUCTION

22.1	No deductions. All amounts due from a Borrower under a Finance Document shall be paid:

(a)	without any form of set-off, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which a Borrower is required by law to make.

22.2	Grossing-up for taxes. If a Borrower is required by law to make a tax deduction from any payment:

(a)	the Borrowers shall notify the Agent as soon as it becomes aware of the requirement;

(b)	such Borrower shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises;

(c)	the amount due in respect of the payment shall be increased by the amount necessary to ensure that each Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

22.3	Evidence of payment of taxes. Within 1 month after making any tax deduction, the Borrowers shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4	Exclusion of tax on overall net income. In this Clause 22 “tax deduction” means any deduction or withholding for or on account of any present or future tax except tax on a Creditor Party’s overall net income.

23	ILLEGALITY, ETC

23.1	Illegality. This Clause 23 applies if a Lender (the “Notifying Lender”) notifies the Agent that it has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b)	contrary to, or inconsistent with, any regulation,

for the Notifying Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement.

23.2	Notification of illegality. The Agent shall promptly notify the Borrowers, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 which the Agent receives from the Notifying Lender.

23.3	Prepayment; termination of Commitment. On the Agent notifying the Borrowers under Clause 23.1 and 23.2, the Notifying Lender’s Commitment shall terminate; and thereupon or, if later, on the date specified in the Notifying Lender’s notice under Clause 23.1 as the date on which the notified event would become effective the Borrowers shall prepay the Notifying Lender’s Contribution in accordance with Clause 8.

24	INCREASED COSTS

24.1	Increased costs. This Clause 24 applies if a Lender (the “Notifying Lender”) notifies the Agent that the Notifying Lender considers that as a result of:

(a)	the introduction or alteration after the date of this Agreement of a law, or a regulation or an alteration after the date of this Agreement in the manner in which a law is interpreted or applied by any competent authority (disregarding any effect which relates to the application to payments under this Agreement of a tax on the Notifying Lender’s overall net income); or

(b)	the effect of complying with any regulation having compulsory effect (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Notifying Lender allocates capital resources to its obligations under this Agreement) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Agreement, the Notifying Lender (or a parent company of it) has incurred or will incur an “increased cost”, that is to say:
(i)	an additional or increased cost incurred as a result of, or in connection with, the Notifying Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums;

(ii)	a reduction in the amount of any payment to the Notifying Lender under this Agreement or in the effective return which such a payment represents to the Notifying Lender or on its capital;

(iii)	an additional or increased cost of funding or maintaining all or any of the advances comprised in a class of advances formed by or including the Notifying Lender’s Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(iv)	a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Notifying Lender under this Agreement, but not an item attributable to a change in the rate of tax on the overall net income of the Notifying Lender (or a parent company of it) or an item covered by the indemnity for tax in Clause 21.1 or by Clause 22; or

(c)	the effect of complying with the regulations set out in the “International Convergence of Capital Standards, a Revised Framework” published by the Basle Committee on Banking Supervision in June 2004 as implemented in the EU by the Capital Requirements Directive (2006/48/EC and 2006/49/EC) is that the Notifying Lender (or a parent company of it) has incurred or will incur an increased cost (as defined in sub-paragraphs (i) to (iv) above) when compared to the cost of complying with such regulations as determined by the Notifying Lender (or a parent company of it) on the date of this Agreement.

For the purposes of this Clause 24.1 the Notifying Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class thereof) on such basis as it considers appropriate.

24.2	Notification to Borrowers of claim for increased costs. The Agent shall promptly notify the Borrowers and the Security Parties of the notice which the Agent received from the Notifying Lender under Clause 24.1.

24.3	Payment of increased costs. The Borrowers shall pay to the Agent, on the Agent’s demand, for the account of the Notifying Lender the amounts which the Agent from time to time notifies the Borrowers that the Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

24.4	Notice of prepayment. If the Borrowers are not willing to continue to compensate the Notifying Lender for the increased cost under Clause 24.3, the Borrowers may give the Agent not less than 15 days’ notice of its intention to prepay the Notifying Lender’s Contribution at the end of an Interest Period.

24.5	Prepayment; termination of Commitment. A notice under Clause 24.4 shall be irrevocable; the Agent shall promptly notify the Notifying Lender of the Borrowers’ notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b)	on the date specified in its notice of intended prepayment, the Borrowers shall prepay (without premium or penalty) the Notifying Lender’s Contribution, together with accrued interest thereon at the applicable rate plus the Margin.

24.6	Application of prepayment. Clause 8 shall apply in relation to the prepayment

25	SET-OFF

25.1	Application of credit balances. Each Creditor Party may without prior notice:

(a)	apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of any Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Borrowers or any of them to that Creditor Party under any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of a Borrower;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.
25.2	Existing rights unaffected. No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

25.3	Sums deemed due to a Lender. For the purposes of this Clause 25, a sum payable by the Borrowers or any of them to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

25.4	No Security Interest. This Clause 25 gives each Creditor Party a contractual right of set-off only, and does not create any equitable charge or other Security Interest over any credit balance of the Borrowers (or any of them).

26	JOINT AND SEVERAL LIABILITY

26.1	General. All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be several and, if and to the extent consistent with Clause 26.2, joint.

26.2	No impairment of Borrowers’ obligations. The liabilities and obligations of a Borrower shall not be impaired by:

(a)	this Agreement being or later becoming void, unenforceable or illegal as regards either one or both of the other Borrower;

(b)	any Lender, the Agent or the Security Trustee entering into any rescheduling, refinancing or other arrangement of any kind with the other Borrower;

(c)	any Lender, the Agent or the Security Trustee releasing the other Borrower or any Security Interest created by a Finance Document; or

(d)	any combination of the foregoing.

26.3	Principal debtors. Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and neither the Borrower shall in any circumstances be construed to be a surety for the obligations of the other Borrower under this Agreement.

26.4	Subordination. Subject to Clause 26.5, during the Security Period, neither Borrower shall:

(a)	claim any amount which may be due to it from the other Borrower whether in respect of a payment made, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document; or

(b)	take or enforce any form of security from the other Borrower for such an amount, or in any other way seek to have recourse in respect of such an amount against any asset of either one or both of the other Borrowers; or

(c)	set off such an amount against any sum due from it to the other Borrower; or

(d)	prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving the other Borrower or other Security Party; or

(e)	exercise or assert any combination of the foregoing.

26.5	Borrowers’ required action. If during the Security Period, the Agent, by notice to a Borrower, requires it to take any action referred to in paragraphs (a) to (d) of Clause 26.4, in relation to the other Borrower, that Borrower shall take that action as soon as practicable after receiving the Agent’s notice.

27	TRANSFERS AND CHANGES IN LENDING OFFICES

27.1	Transfer by a Borrower. Neither Borrower may, without the prior written consent of the Agent, given on the instructions of all the Lenders:

(a)	transfer any of its rights, liabilities or obligations under any Finance Documents; and

(b)	enter into any merger, de-merger or other reorganisation, or carry out any other act, as a result of which any of its rights or liabilities would vest in, or pass to, another person.

27.2	Transfer by a Lender. Subject to Clause 27.4 and the other terms and conditions of this Clause 27.2, a Lender (the “Transferor Lender”) may at any time cause:

(a)	its rights in respect of all or part of its Contribution; or

(b)	its obligations in respect of all or part of its Commitment; or

(c)	a combination of (a) and (b),
to be (in the case of its rights) transferred to, or (in the case of its obligations) assumed by, any third party (a “Transferee Lender”) by delivering to the Agent a completed certificate in the form set out in Schedule 5 with any modifications approved or required by the Agent (a “Transfer Certificate”) executed by the Transferor Lender and the Transferee Lender.

A transfer pursuant to this Clause 27.2 shall require the prior consent of the Borrowers, which shall not be unreasonably withheld or delayed Provided that the consent of the Borrowers shall not be required in the case of:
(a)	a transfer where the Transferee Lender is an affiliate of the Transferor lender;

(b)	an Event of Default which is continuing; and

(c)	a transfer to the first two Transferee Lenders (in which case only consultation with the Borrowers is required)
Provided further that the aggregate of such right and/or obligation that may be transferred by the Lenders together with all such rights and/or obligations which may have been transferred to lenders other than the present Lenders (present Lenders means the Lenders on the date of execution of this Agreement) shall not exceed 50 per cent. of the total rights and/or obligations of the Total Commitments or, as the case may be, the Total Contributions.

However any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee will have to be dealt with separately in accordance with the Agency and Trust Agreement.

27.3	Transfer Certificate, delivery and notification. As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a)	sign the Transfer Certificate on behalf of itself, the Borrowers, the Security Parties, the Security Trustee and each of the other Lenders;

(b)	on behalf of the Transferee Lender, send to the Borrowers and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it; and

(c)	send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above.

27.4	Effective Date of Transfer Certificate. A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date Provided that it is signed by the Agent under Clause 26.3 on or before that date.

27.5	No transfer without Transfer Certificate. No assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, any Borrower, any Security Party or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

27.6	Lender re-organisation; waiver of Transfer Certificate. However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the “successor”), the Agent may, if it sees fit, by notice to the successor and the Borrowers and the Security Trustee waive the need for the execution and delivery of a Transfer Certificate; and, upon service of the Agent’s notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.

27.7	Effect of Transfer Certificate. A Transfer Certificate takes effect in accordance with English law as follows:

(a)	to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which either Borrower or any Security Party had against the Transferor Lender;

(b)	the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c)	the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d)	the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e)	any part of the Loan which the Transferee Lender advances after the Transfer Certificate’s effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor’s title and any rights or equities of either Borrower or any Security Party against the Transferor Lender had not existed;

(f)	the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those under Clause 5.7 and Clause 20, and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g)	in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of a Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

27.8	Maintenance of register of Lenders. During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and either Borrower during normal banking hours, subject to receiving at least 3 Business Days prior notice.

27.9	Reliance on register of Lenders. The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

27.10	Authorisation of Agent to sign Transfer Certificates. Each Borrower, the Security Trustee, each Lender irrevocably authorise the Agent to sign Transfer Certificates on its behalf.

27.11	Registration fee. In respect of any Transfer Certificate, the Agent shall be entitled to recover a registration fee of $2,500 (and all costs, fees and expenses incidental to the transfer (including, but not limited to legal fees and expenses)) from the Transferor Lender or (at the Agent’s option) the Transferee Lender.

27.12	Sub-participation; subrogation assignment. A Lender may sub-participate part of its rights and/or obligations under or in connection with the Finance Documents provided however that the aggregate of such sub-participations at any time does not exceed 50 per cent. of the total rights and/or obligations of the Lenders under or in connection with the Finance Documents, without the consent of, or any notice to, any Borrower, any Security Party, the Agent and the Security Trustee; and the Lenders may assign, in any manner and terms agreed by all the Lenders, the Agent and the Security Trustee, all or any part of those rights to an insurer or surety who has become subrogated to them.

27.13	Disclosure of information. A Lender may disclose to a potential Transferee Lender, or sub-participant as well as any rating agency, trustee, professional adviser or accountant any information which the Lender has received in relation to any Borrower, any Security Party or their affairs under or in connection with any Finance Document which the Agent may consider necessary or appropriate to be disclosed in order to ensure a successful potential syndication, transfer or sub-participation. In such case, the Agent shall be released form its obligation of secrecy and confidentiality provided however, that if a potential Transferee Lender or sub-participant, as well as any rating agency, trustee, professional adviser or accountant is not already by law subject to any rules of confidentiality, the Agent shall request the execution of a confidentiality agreement by such potential Transferee Lender, sub-participant, rating agency, trustee or accountant.

27.14	Change of lending office. A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a)	the date on which the Agent receives the notice; and

(b)	the date, if any, specified in the notice as the date on which the change will come into effect.

27.15	Notification. On receiving such a notice, the Agent shall notify the Borrowers and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

28	VARIATIONS AND WAIVERS

28.1	Variations, waivers etc. by Lenders. A document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or any Creditor Party’s rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax, by the Borrowers, by the Agent on behalf of the Majority Lenders, by the Agent and the Security Trustee in their own rights, and, if the document relates to a Finance Document to which a Security Party is party, by that Security Party.

28.2	Exclusion of other or implied variations. Except for a document which satisfies the requirements of Clause 28.1, no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default; or

(c)	a breach by a Borrower or any other Security Party of an obligation under a Finance Document or the general law; or

(d)	any right or remedy conferred by any Finance Document or by the general law;

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

29	NOTICES

29.1	General. Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter, fax or telex; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

29.2	Addresses for communications. A notice shall be sent:

(a)	to each Borrower:	85 Akti Miaouli, Piraeus 185 38, Greece

Fax No: +30 210 4531984

(b)	to a Lender:	At the address below its name in Schedule 1 (or as the case may require) in the relevant Transfer Certificate.

(c)	to the Agent, Security Trustee, Bookrunner and Arranger:	DekaBank Deutsche Girozentrale Mainzer Landstraße 16 60329 Frankfurt am Main Germany

Fax No: +49 151 527 18146
or to such other address as the relevant party may notify the Agent or, if the relevant party is the Agent or the Security Trustee, the Borrowers, the Lenders and the Security Parties.

29.3	Effective date of notices. Subject to Clauses 29.4 and 29.5:

(a)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;

(b)	a notice which is sent by telex or fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

29.4	Service outside business hours. However, if under Clause 29.3 a notice would be deemed to be served:

(a)	on a day which is not a business day in the place of receipt; or

(b)	on such a business day, but after 5 p.m. local time,

the notice shall (subject to Clause 29.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a business day.

29.5	Illegible notices. Clauses 29.3 and 29.4 do not apply if the recipient of a notice notifies the sender within 1 hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

29.6	Valid notices. A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

29.7	Electronic communication. Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent and the relevant Lender:

(a)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(b)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(c)	notify each other of any change to their respective addresses or any other such information supplied to them.

Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and, in the case of any electronic communication made by a Lender to the Agent, only if it is addressed in such a manner as the Agent shall specify for this purpose.

29.8	English language. Any notice under or in connection with a Finance Document shall be in English.

29.9	Meaning of “notice”. In this Clause 28, “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

30	SUPPLEMENTAL

30.1	Rights cumulative, non-exclusive. The rights and remedies which the Finance Documents give to each Creditor Party are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

30.2	Severability of provisions. If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

30.3	Counterparts. A Finance Document may be executed in any number of counterparts.

30.4	Third Party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

31	LAW AND JURISDICTION

31.1	English law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

31.2	Exclusive English jurisdiction. Subject to Clause 31.3, the courts of England shall have exclusive jurisdiction to settle any Disputes.

31.3	Choice of forum for the exclusive benefit of Creditor Parties. Clause 31.2 is for the exclusive benefit of the Creditor Parties, each of which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

Neither Borrower shall commence any proceedings in any country other than England in relation to a Dispute.

31.4	Process agent. Each Borrower irrevocably appoints Messrs HFW Nominees Limited at their office for the time being, presently at Friary Court, 65 Crutched Friars, London EC3N 3AE, England to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with this Agreement or any other Finance Document.

31.5	Creditor Party rights unaffected. Nothing in this Clause 31 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

31.6	Meaning of “proceedings”. In this Clause 31, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement) or any non-contractual obligation arising out of or in connection with this Agreement.
THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
LENDERS AND COMMITMENTS

		Commitment
Lender	Lending Office	(US Dollars)

DekaBank Deutsche Girozentrale	Mainzer Landstraße 16 60329 Frankfurt am Main Germany	120,000,000

	Fax No: +49 151 527 18146

SCHEDULE 2
THE SHIPS, THE SHIPBUILDING CONTRACTS, THE APPROVED CHARTERS
PART A

SHIP	DESCRIPTION OF THE SHIPS
SHIP A	the bulk carrier vessel of approximately 180,000 metric tons deadweight which is to be constructed by the Daewoo Shipbuilding & Marine Engineering Co .Ltd. with Hull No. 1173

SHIP B	the bulk carrier vessel of approximately 181,000 metric tons deadweight which is to be constructed by the Builder with Hull No. S-3017 for, and purchased by, Borrower B under the Ship B Shipbuilding Contract
PART B
DESCRIPTION OF THE SHIPBUILDING CONTRACTS AND MEMORANDA OF
AGREEMENT SHIPBUILDING RELATED TO SHIP A

	TYPE OF CONTRACT	BUILDER/SELLER	SELLERS	DATE OF CONTRACT	AMENDMENTS/ NOVATIONS
SHIP A	Shipbuilding Contract	Daewoo Shipbuilding & Marine Engineering Co .Ltd of .Korea	Callum Navigation Co. of Liberia (the “First MOA Seller”)	20 April 2007

	Memorandum of Agreement (the “First Ship A MOA”)	The First MOA Seller	Bretta Navigation Corporation of Panama (“Bretta”)	4 May 2007	addendum nr. 1 thereto dated 4 May 2007 whereby Bretta has nominated to the First MOA Seller Dry Bulk Universe Inc. of Panama (the “Seller A”)

	Memorandum of Agreement (the “Ship A MOA”)	The Seller A	Borrower A	19 July 2007

SHIP B		STX Shipbuilding Co., Ltd. of 100 Woopo-dong Jinhae, Gyeongsangnam-do, Korea	Bradbury Shipping S.A. of Trust Company Complex Ajeltake Road Ajeltake Island, Majuro, The Marshall Islands MH96960	11 October 2007	(i) Novation Agreement dated 1/9/2008 made between the Seller B, the Borrower B and the Builder (ii) Addendum dated 12/11/2008 made between the Borrower B and the Builder (iii) Addendum dated.

PART C
THE APPROVED CHARTERS

		DATE OF			CHARTER
SHIP	CHARTERER	CHARTER	DURATION	DURATION	RATE
SHIP A	Korea Line Corporation of Seoul, Korea	18 October 2007		minimum 58 months maximum 62 months	$58,000 per day

SHIP B	STX Pan Ocean Co., of Seoul Korea	9 April 2008	Novation Agreement dated 4 September 2008 made between the Seller B, the Borrower B and the relevant Charterer	10 years	$42,250 per day
PART D
CREDIT DEFAULT INSURANCE

INSURER	INSURED	DATE OF CONTRACT
Office National Du Ducroire National Declerederedienst of Belgium	the Corporate Guarantor	10 October 2007

SCHEDULE 3
DRAWDOWN NOTICE
To:	DekaBank Deutsche Girozentrale Mainzer Landstraße 16 60329 Frankfurt am Main Germany

Attention: Loan Administration	2009
1	We refer to the loan agreement (the “Loan Agreement”) dated [●] 2009 and made between ourselves, as Borrowers, the Lenders referred to therein and yourselves as Arranger, Bookrunner, Agent and as Security Trustee in connection with a facility of up to US$120,000,000. Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2	We request to borrow an Advance as follows:

(a)	Amount: US$[●], being the Ship [●] Advance;

(b)	Drawdown Date: [●];

(c)	Duration of the first Interest Period shall be [●] months;

(d)	Payment instructions :
(i) an amount of US$: [●] to the account of [●], held with [●] and numbered [●] and
(ii) an amount of US$: [●] account in our name and numbered [●] with [●] of [●].
3	We represent and warrant that:

(a)	the representations and warranties in Clause 10 of the Loan Agreement would remain true and not misleading if repeated on the date of this notice with reference to the circumstances now existing;

(b)	no Event of Default has occurred or will result from the borrowing of the Loan;

(c)	none of the circumstances contemplated by Clause 5.7 of the Loan Agreement has occurred and is continuing; and

(d)	there has been no Material Adverse Change in the financial condition, state of affairs or prospects of the Borrowers or either of them or the Corporate Guarantor from that applying at the date of the Loan Agreement

4	This notice cannot be revoked without the prior consent of the Lenders.

[●]
for and on behalf of
PORTOROSA MARINE CORP.
SURF MARITIME CO.

SCHEDULE 4
CONDITION PRECEDENT DOCUMENTS
In this Schedule 4, the following expressions shall have the following meanings:
“Relevant Advance” means, in relation to each Ship, the Advance which shall be used to part-finance the acquisition of such Ship payable pursuant to the applicable Shipbuilding Contract;
“Relevant Borrower” means the Borrower which is the buyer of the Relevant Ship; and
“Relevant Ship” means, in relation to each Relevant Advance, the Shipwhich is to be part-financed by such Advance.
PART A
The following are the documents referred to in Clause 9.1(a).
1	A duly executed original of each Finance Document (and of each document required to be delivered by each Finance Document) other than those referred to in Part B.

2	Copies of the certificate of incorporation and constitutional documents of each Borrower, the Approved Manager and the Corporate Guarantor.

3	Copies of resolutions of the shareholders and directors of each Borrower and of the directors of the Corporate Guarantor authorising the execution of each of the Finance Documents to which that Borrower or the Corporate Guarantor is a party and, in the case of a Borrower, authorising named officers to give each Drawdown Notice and any other notices under this Agreement.

4	The original of any power of attorney under which any Finance Document is executed on behalf of a Borrower and the Corporate Guarantor.

5	Copies of all consents which either Borrower or any Security Party requires to enter into, or make any payment under, any Finance Document or the Ship A MOA or the Shipbuilding Contract to which it is a party.

6	Evidence that the Earnings Accounts have been duly opened with the Account Bank by the Borrowers.

7	Evidence satisfactory to the Agent that each of the Borrowers is a direct or indirect subsidiary of the Corporate Guarantor, together with such other documents or evidence as the Agent or any Lender may reasonably require with respect to relevant money laundering requirements.

8	Copies of each Shipbuilding Contract, the First Ship A MOA, the Ship A MOA included within the definition and of all documents signed or issued by the parties thereto.

9	Copies of the Initial Charters included within the definition and of all documents signed or issued by each Borrower and each Approved Charterer (or any of them) under the Initial Charters.

10	copies of the Credit Default Insurances in respect of the Initial Charters and of all other documents signed or issued by the parties thereto.

11	All documentation required by each Creditor Party in relation to the Borrowers and any Security Party pursuant to that Creditor Party’s “know your customer” requirements.

12	Documentary evidence that the agent for service of process named in Clause 30 has accepted its appointment.

13	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.
PART B
The following are the documents referred to in Clause 9.1(b).
Evidence, satisfactory to the Agent, that arrangements have been made with the Seller (and the Seller’s Bank) in respect of Ship A and the relevant Builder (and the Builder’s bank) in respect of Ship B to protect the Agent’s right to repayment of the relevant Advance or any part thereof between the Drawdown Date for that Advance and the Delivery Date of the Relevant Ship under the relevant Shipbuilding Contract with the Advance, or the relevant part thereof, only being released to the Builder by an attorney-in-fact appoint by the Agent.1
1	A duly issued commercial invoice issued by the Seller A or invoice from the relevant Builder or any other evidence satisfactory to the Agent showing all sums due and payable to the Seller A or the relevant Builder pursuant to the Ship A MOA or the relevant Shipbuilding Contract for the Relevant Ship together with evidence that all amounts payable thereunder (in addition to the part to be paid by the relevant Advance) have been duly paid.

2	A duly executed original of the Mortgage, the General Assignment, the Charter Assignment and the Assignment of Warranty Claims (and of each document to be delivered by each of them) in respect of the Relevant Ship (and, in the case of the Charter Assignment, the Initial Charter applicable to the Relevant Ship).

3	Documentary evidence that:

(a)	the Relevant Ship has been unconditionally delivered to, and accepted by, the Relevant Borrower pursuant to the applicable Shipbuilding Contract;

(b)	the Relevant Ship has been unconditionally delivered to, and accepted by, the relevant Approved Charterer pursuant to the relevant Initial Charter;

(c)	the Relevant Ship is preliminarily registered (and subsequently, within a period of 3 months, permanently registered) in the name of the Relevant Borrower under an Approved Flag;

(d)	the Relevant Ship is in the absolute and unencumbered ownership of the Relevant Borrower who is the owner thereof save as contemplated by the Finance Documents;

(e)	the Relevant Ship maintains the highest classification for vessels of the same age, type and specification as that Ship with an approved classification society which is a member of IACS, free of all overdue recommendations and requirements of such classification society;

(f)	the Mortgage has been duly registered against the Relevant Ship as a valid first preferred or priority mortgage in accordance with the laws of the Approved Flag State; and

(g)	the Relevant Ship is insured in accordance with the provisions of this Agreement and all requirements therein in respect of insurances have been complied with.

4	Documents establishing that the Relevant Ship is or will, as from the applicable Drawdown Date, be managed by the Approved Manager on terms acceptable to the Lenders, together with:

(a)	a copy of the Management Agreement relating to such Ship and a duly executed original of the Manager’s Undertaking relating to such Ship;

(b)	upon delivery provide copies of the document of compliance (DOC), safety management certificate (SMC) and International Ship Security Certificate (ISSC) in respect of such Ship, each certified as true and in effect by the Relevant Borrower; and

(c)	copies of such other ISM Code Documentation and ISPS Code Documentation as the Agent may by written notice to the Borrowers have requested upon delivery certified as true and complete in all material respects by the Borrowers and the Approved Manager.

5	Copies of the delivery documents issued by the Seller A and/or the relevant Builder and/or relevant Seller under the Ship A MOA or the relevant Shipbuilding Contract relating to the Relevant Ship (including without limitation the bill of sale, the commercial invoice and the protocol of delivery and acceptance and any other documents to be delivered to Borrower A under the Ship A MOA or to Borrower B under the relevant Shipbuilding Contract ).

6	A valuation of the Relevant Ship in accordance with Clause 15.3, addressed to the Agent, stated to be for the purposes of this Agreement and dated not earlier than 14 days before the relevant Drawdown Date, from an Approved Broker selected by the Agent demonstrating a valuation for such Ship satisfactory to the Agent in its sole discretion.

7	Documentary evidence as the Agent and its legal advisors require in relation to the due authorisation and execution by the Seller A, the seller under the First Ship A MOA, the relevant Builder and the Relevant Borrower, as the case may be, of the documents referred to at 5 above.

8	Favourable legal opinions from lawyers appointed by the Agent on such matters concerning the laws of the Marshall Islands, the Approved Flag State on which the Relevant Ship is registered and such other relevant jurisdictions as the Agent may require.

9	A favourable opinion from an independent insurance consultant acceptable to the Agent on such matters relating to the insurances for the Relevant Ship as the Agent may require.

10	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.

Every copy document delivered under this Schedule shall be certified as a true and up to date copy by a director or the secretary (or equivalent officer) of the Borrowers.

SCHEDULE 5
TRANSFER CERTIFICATE
The Transferor and the Transferee accept exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to them respectively.
To:	DEKABANK DEUTCHE GIROZENTRALE for itself and for and on behalf of the Borrowers, each Security Party, the Security Trustee and each Lender, as defined in the Loan Agreement referred to below.
[                    ] 200[ ]
1	This Certificate relates to a Loan Agreement (the “Loan Agreement”) dated 2009 and made between (1) Portorosa Marine Corp. and Surf Maritime Co. (together the “Borrowers”), (2) the banks and financial institutions named therein as lenders, (2) DekaBank Deutsche Girozentrale as Bookrunner and Arranger and (3) DekaBank Deutsche Girozentrale as Agent and Security Trustee for a loan facility of up to US$120,000,000.

2	In this Certificate: “the Relevant Parties” means the Agent, the Borrowers, [each Security Party], the Security Trustee, and each Lender;

“the Transferor” means [full name] of [lending office];

“the Transferee” means [full name] of [lending office].

Terms defined in the Loan Agreement shall, unless the contrary intention appears, have the same meanings when used in this Certificate.

3	The effective date of this Certificate is .......200[ ] Provided that this Certificate shall not come into effect unless it is signed by the Agent on or before that date.

4	The Transferor assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Loan Agreement and every other Finance Document in relation to [ ] per cent. of the Contribution outstanding to the Transferor (or its predecessors in title) which is set out below:

Contribution Amount transferred

5	By virtue of this Transfer Certificate and Clause 27 of the Loan Agreement, the Transferor is discharged [entirely from its Commitment which amounts to $[ ]] [from [ ] per cent. of its Commitment, which percentage represents $[ ]] and the Transferee acquires a Commitment of $[ ].

6	The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Clause 27 of the Loan Agreement provides will become binding on it upon this Certificate taking effect.

7	The Agent, at the request of the Transferee (which request is hereby made) accepts, for the Agent itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Clause 27 of the Loan Agreement.

8	The Transferor:

(a)	warrants to the Transferee and each Relevant Party:
(i)	that the Transferor has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which are in connection with this transaction; and

(ii)	that this Certificate is valid and binding as regards the Transferor;
(b)	warrants to the Transferee that the Transferor is absolutely entitled, free of encumbrances, to all the rights and interests covered by the assignment in paragraph 4 above;

(c)	undertakes with the Transferee that the Transferor will, at its own expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee’s title under this Certificate or for a similar purpose.

9	The Transferee:

(a)	confirms that it has received a copy of the Loan Agreement and each other Finance Document;

(b)	agrees that it will have no rights of recourse on any ground against either the Transferor, the Agent, the Security Trustee, any Lender in the event that:
(i)	the Finance Documents prove to be invalid or ineffective,

(ii)	any Borrower or any Security Party fails to observe or perform its obligations, or to discharge its liabilities, under the Finance Documents;

(iii)	it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrower or Security Party under the Finance Documents;
(c)	agrees that it will have no rights of recourse on any ground against the Agent, the Security Trustee, Agent or any Lender in the event that this Certificate proves to be invalid or ineffective;

(d)	warrants to the Transferor and each Relevant Party (i) that it has full capacity to enter into this transaction and has taken all corporate action and obtained all official consents which it needs to take or obtain in connection with this transaction; and (ii) that this Certificate is valid and binding as regards the Transferee; and

(e)	confirms the accuracy of the administrative details set out below regarding the Transferee.

10	The Transferor and the Transferee each undertake with the Agent, the Paying Agent and the Security Trustee severally, on demand, fully to indemnify the Agent and/or the Security Trustee in respect of any claim, proceeding, liability or expense (including all legal expenses) which they or either of them may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Agent’s or the Security Trustee’s own officers or employees.

11	The Transferee shall repay to the Transferor on demand so much of any sum paid by the Transferor under paragraph 10 above as exceeds one-half of the amount demanded by the Agent or the Security Trustee in respect of a claim, proceeding, liability or expense which was not reasonably foreseeable at the date of this Certificate; but nothing in this paragraph shall affect the liability of each of the Transferor and the Transferee to the Agent or the Security Trustee for the full amount demanded by it.

[Name of Transferor]	[Name of Transferee]

By:	By:

Date:	Date:
Agent
Signed for itself and for and on behalf of itself
as Agent and for every other Relevant Party
DekaBank Deutsche Girozentrale

By:

Date:

Administrative Details of Transferee
Name of Transferee:
Lending Office:
Contact Person
(Loan Administration Department):
Telephone:
Telex:
Fax:
Contact Person
(Credit Administration Department):
Telephone:
Telex:
Fax:
Account for payments:
Note:	This Transfer Certificate alone may not be sufficient to transfer a proportionate share of the Transferor’s interest in the security constituted by the Finance Documents in the Transferor’s or Transferee’s jurisdiction. It is the responsibility of each Lender to ascertain whether any other documents are required for this purpose.

SCHEDULE 6
FORM OF COMPLIANCE CERTIFICATE
To:	DekaBank Deutsche Girozentrale Mainzer Landstraße 16 60329 Frankfurt am Main Germany

From:	Portorosa Marine Corp. Surf Maritime Co.
[●] 200[●]
Dear Sirs
USD120,000,000 Loan Agreement
dated                     2009 (the “Agreement”)
1	We refer to the Agreement. This is a Compliance Certificate and attached hereto are the calculations which will provide evidence of compliance. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that no Event of Default exists.

3	We refer to clause 11.18 of the Agreement and hereby confirm that:

(a)	the ratio of Consolidated Cash Flow to Fixed Charges on a 12-month trailing basis is [●] to [●];

(b)	Total Liabilities divided by the Total Assets is [●]%.

4	We confirm that on this date the Corporate Guarantor is in compliance with all financial covenants and obligations of the Corporate Guarantor as evidenced in the attached [annual][semi-annual] consolidated financial statements of the Corporate Guarantor.

[●]

for and on behalf of

SCHEDULE 7
INDENTURE EXCERPT
SECTION 4.10 Incurrence of Indebtedness and Issuance of Disqualified stock and Preferred Stock.
The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any shares of Disqualified Stock and the Company shall not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided , further , that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
20.6.5	Section 4.10(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, “ Permitted Debt ”):

(a)	the incurrence by the Company or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $475.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;

(b)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(c)	the incurrence of the Notes on the Issue Date, the Note Guarantees and the Exchange Securities to be issued pursuant to the Registration Rights Agreement;

(d)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $20.0 million and (B) 3.0% of Total Tangible Assets;

(e)	Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;
(f)	Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may be reasonably expected to be recoverable from insurance on such Vessels;

(g)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) permitted to be incurred under Section 4.10(a) or Sections 4.10(b)(2), (b)(3), (b)(5), (b)(6), (b)(7) or (b)(14);

(h)	the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

(i)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:
(i)	any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii)	any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;

(iii)	shall be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);
(j)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(k)	the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.10; provided that if the Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(l)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

(m)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(n)	Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided , however , that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;

(o)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(p)	Non-Recourse Debt incurred by a Securitiztion Subsidiary in a Qualified Securitization Transaction;

(q)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and

(r)	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed $25.0 million.

20.6.6	For purposes of determining compliance with this Section 4.10, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) of Section 4.10(b), or is entitled to be incurred pursuant to Section 4.10(a), the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock or preferred stock, in any manner that complies with this Section 4.10. Indebtedness under Credit Facilities outstanding on the Issue Date shall be deemed to have been incurred on such date in reliance on the exception provided by Section 4.10(b)(1), but thereafter may be reclassified in any manner that complies with this Section 4.10.

20.6.7	The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.10; provided , in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

20.6.8	The amount of any Indebtedness outstanding as of any date shall be:

(1)	the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

the Fair Market Value of such assets at the date of determination; and the amount of the Indebtedness of the other Person that is secured by such assets; and

(4)	in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of Obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

20.6.9	For purposes of determining compliance with this Section 4.10, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this Section 4.10 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

20.6.10	For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this Section 4.10, the amount outstanding under any U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness (in each case determined, if available, by the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the date of determination for spot purchases of the non-U.S. dollar currency with U.S. dollars and otherwise in accordance with customary practice); provided , however , that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.
SECTION 4.11 Limitations on Restricted Payments.
(a)	The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:
(i)	pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

(ii)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of any direct or indirect parent of the Company;

(iii)	make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

(iv)	make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments ”), unless, at the time of and after giving effect to such Restricted Payment:

no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;
(b)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of this Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (8), (9), (10) and (14) of Section 4.11(b)), is not greater than the sum, without duplication, of:

50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2006 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the date of this Indenture as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus to the extent that any Restricted Investment that was made after the date of this Indenture is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of this Indenture or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets of the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment); plus any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.

(b)	The preceding provisions shall not prohibit:
the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of this Indenture;
the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3) of Section 4.11(a);
the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;
the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;
the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year; provided , further , that such amount may be increased by an amount not to exceed:
the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the date of this Indenture (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement shall not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph); plus the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the date of this Indenture;
provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;
(d)	cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of

Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;
(e)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(f)	the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(g)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a);

(h)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with Section 4.10;

(i)	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under Section 4.09 or (ii) with the Excess Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds pursuant to Section 4.13 to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(j)	payments pursuant to clause (6) Section 4.14(b);

(k)	so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.0666 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions); and

(l)	other Restricted Payments in an aggregate amount not to exceed $20.0 million since the date of this Indenture.
The amount of all Restricted Payments (other than cash and Cash Equivalents) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

(c)	For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this Section 4.11 or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (14) above or one or more clauses of the definition of Permitted Investment, the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this Section 4.11 or of the definition of Permitted Investment.
SECTION 4.12 Limitations on Liens.
The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:
(m)	in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(n)	in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “ Primary Lien ”).
Notwithstanding the foregoing, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien under any of clauses (1), (3), (7), (16), (24) or (25) of the definition of “Permitted Liens” on any asset of the Company or any Restricted Subsidiary that secures obligations under any Indebtedness or any related guarantee, if such Lien is junior or subordinated in priority to any other Lien on such asset that secures obligations under any other Indebtedness or any related guarantee of the Company or any Restricted Subsidiary pursuant to an agreement which the Company or a Restricted Subsidiary is a party or the terms of which have been accepted, acknowledged or consented to by the Company or any Restricted Subsidiary in writing.
20.6.11	Any Lien created for the benefit of the Holders pursuant to Section 4.12(a) shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.
SECTION 4.15 Dividend and Other Payment Restrictions Affecting Subsidiaries.
The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:
(a)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions shall not apply to encumbrances or restrictions existing under or by reason of:
agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect on the date of this Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Indenture;
this Indenture, the Notes and the Note Guarantees;
applicable law, rules, regulations or order or governmental license, permit or concession;
any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;
customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;
purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;
any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;
Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;
Liens and agreements related thereto that were permitted to be incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets or property subject to such Liens;
provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;
restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;
customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;
provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

Indebtedness of a Restricted Subsidiary incurred subsequent to the date of this Indenture pursuant to the provisions of Section 4.10 (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favourable to the Holders than the encumbrances and restrictions contained in this Indenture or that may be contained in any Credit Agreement in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction shall not adversely affect in any material respect the Company’s ability to make principal or interest payments on the Notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and
Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.
21 ARTICLE FIVE
22 SUCCESSOR CORPORATION
SECTION 5.01 Mergers, Consolidations, Etc.
The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
(a)	either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws an Eligible Jurisdiction and (y) assumes all the obligations of the Company under the Notes, this Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(b)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(c)	either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, shall, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a) or (b) the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with Section 4.10(a) shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.
In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.
For purposes of this Section 5.01, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

22.1.2 The Company shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not such Guarantor is the surviving Person) unless:
(a)	subject to the Note Guarantee release provisions of Section 4.16, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Note Guarantee of such Guarantor, this Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee; and

(b)	immediately after such transaction, no Default or Event of Default exists.
This Section 5.01 shall not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this Section 5.01 shall prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

EXECUTION PAGES

BORROWERS

SIGNED by Alexandros Laios	)
)
for and on behalf of	)	/s/ Alexandros Laios
PORTOROSA MARINE CORP.	)
in the presence of:	)

SIGNED by Alexandros Laios	)
)
for and on behalf of	)	/s/ Alexandros Laios
SURF MARITIME CO.	)
in the presence of:	)

LENDERS

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	)
DEKABANK DEUTSCHE	)	/s/ Christian Walter
GIROZENTRALE	)	/s/ Stefan Schütt
in the presence of: Tobias Zehnter	)

AGENT

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	)
DEKABANK DEUTSCHE	)	/s/ Christian Walter
GIROZENTRALE	)	/s/ Stefan Schütt
in the presence of: Tobias Zehnter	)

SECURITY TRUSTEE

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	)
DEKABANK DEUTSCHE	)	/s/ Christian Walter
GIROZENTRALE	)	/s/ Stefan Schütt
in the presence of: Tobias Zehnter	)

BOOKRUNNER

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	)
DEKABANK DEUTSCHE	)
GIROZENTRALE	)	/s/ Christian Walter
in the presence of: Tobias Zehnter	)	/s/ Stefan Schütt

ARRANGER

SIGNED by Christian Walter and Stefan Schütt	)
)
for and on behalf of	)	/s/ Christian Walter
DEKABANK DEUTSCHE	)	/s/ Stefan Schütt
GIROZENTRALE	)
in the presence of: Tobias Zehnter	)